SUZANO
Av. Brigadeiro Faria Lima, 1355 – 5° ao 10° andares
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070 Fax: (011) 3037-9076

please send to Felicia Kung in CFIN.

January 13, 2004.
Our ref.: 002/2004

04012566

04 FEB -3 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Companhia Suzano de Papel e Celulose
File nº 82-3550

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission two copies of the following reports and materials:

- Relevant Fact of October 06, 2003;
- Minutes of Board of Directors Meeting held on October 06, 2003, at 8:00 a.m.;
- Notice to Shareholders of October 20, 2003;
- Call Notice of the General Extraordinary Meeting held on October 27, 2003;
- Relevant Fact of October 22, 2003;
- Minutes of the Extraordinary General Meeting held on October 27, 2003, at 3:00 p.m.;
- Notice to Shareholders of October 31, 2003;
- Notice to the Market of November 03, 2003;
- Minutes of Meeting of the Board of Directors held on November 03, 2003, at 900 a.m.;
- Prospectus of the Primary Offering of common shares and preferred shares and Secondary Offering of Preferred Shares;
- Notice to Stockholders of December 09, 2003;
- Notice of Closing of the Primary Public Offering of Common Shares and Preferred Shares and Secondary Offering of Preferred Shares;
- Relevant Fact of December 22, 2003.
- Shareholders Agreement between BNDES Participações S.A. – BNDESPAR, NemoFeffer S.A. and the controlling Shareholders of the latter, with the intervenience of Companhia Suzano de Papel e Celulose of December 10, 2002;

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Bernardo Szpigel

dlw 2/4

FILE N° 82-3550

04 FEB -3 AM 7:21

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
(Suzano Paper and Pulp Company)
Publicly Held Company
Taxpayer Identification No. 60.651.726/0001-16

RELEVANT FACT

Suzano Paper and Pulp Company (the "Company"), in compliance with CVM Instruction No. 358 of January 3, 2002, announces to its shareholders and to the market in general that

1) Suzano Holding S.A. (directly and/or through a legal person under the common control of its controlling shareholders) and other shareholders with relevant shareholdings intend to undertake a secondary public offering of preferred shares of the Company, representing approximately 8.7% and 14% of total share capital and total preferred shares issued by the Company, respectively. The structure of the transaction will include a mechanism for an additional offering of shares of up to 15% of the preferred shares on offer, in order to meet an eventual excess of demand (greenshoe);

2) In the context of the secondary public offering, it was determined that it would be opportune for the Company to undertake a primary public offering of up to 10 million preferred shares which, combined with an issue of up to 5 million common shares, would make the capital structure of the Company even more solid. Based on article 172 of the Corporations Law, the primary public offering of common and preferred shares will be undertaken without any preemptive rights for the shareholders of the Company. On the other hand, the possibility for subscription will be assured to the shareholders of the Company by means of a request for reservation of shares, and those making a reservation will be accorded priority up to the proportion of their participation in the share capital of the company. Since Suzano Holding S.A. and its respective controlling shareholders hold 100% of the common shares issued by the Company, Suzano Holding S.A. will submit a request for reservation and subscribe all of the common shares to be issued.

3) Registration requests for the referenced primary and secondary public offerings (jointly, the "Offer") were filed at the [Brazilian] Securities Commission on this date;

4) Suzano Holdings S.A. is coordinating the efforts of the Company and the shareholders with respect to the Offering. Banco UBS S.A. and Unibanco – União de Bancos Brasileiros S.A. have been retained to render coordinating and underwriting services.

This Offering is a part of the long-term strategy of the Company to reinforce the relationship with investors and the capital markets in general. The success of the strategy is directly linked to an increase in the liquidity of preferred shares in the market, which continues to be a significant obstacle for their proper valuation.

Diversification of the shareholder base, with the attraction of new investors to preferred shares of the Company, is fundamental to assuring greater liquidity and lower price volatility for the shares. In this connection, the Company has decided to propose, in line with the objective of standardization pursued by the São Paulo Stock Exchange – Bovespa, a change in the standard trading lot size from 1,000 shares to 100 shares. The Bovespa has agreed and will undertake the change effective November 1, 2003. This measure will certainly lead to greater participation of individual investors in the trading of the shares.

In addition, we inform that the Board of Directors approved on this date a cash distribution to shareholders in the form of interest on share capital as provided for in Article 9 of Law 9,249/95 and Decrees No. 2,673/98 and 3,381/00. The distribution, in the total amount of R$55,000,000,000 (fifty-five million Reais), is subject to a 15% withholding tax, except for immune and exempt shareholders, and should be disbursed by the Company up to December 19, 2003 based on shareholdings as of December 12, 2003. Effective as of December 15, 2003, the shares shall be traded without interest on capital. The amount of this interest on capital shall be subtracted from distributions which may be effected with respect to the 2003 fiscal year. If the Offering is completed by December 11, 2003, all shares that are subscribed for or acquired as part of the Offering will have the right to receive this distribution in the form of interest on share capital.

The structure of this secondary and primary Offering of preferred shares, combined with the other measures announced herein, not only will make feasible an increase in the liquidity of the preferred shares of the Company but also is one more clear and unequivocal demonstration of the strategic commitment of the controlling shareholders to seek the full insertion of the Company in the capital markets and of the ongoing adoption of good corporate governance practices.

São Paulo, October 6, 2003

Bernardo Szpigel
Director of Investor Relations

FILE N° 82-3550

04 FEB -3 AM 7:21

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
(Suzano Paper and Pulp Company)
Publicly Held Company
Taxpayer Identification No. 60.651.726/0001-16

RELEVANT FACT

Suzano Paper and Pulp Company (the "Company"), in compliance with CVM Instruction No. 358 of January 3, 2002, announces to its shareholders and to the market in general that

1) Suzano Holding S.A. (directly and/or through a legal person under the common control of its controlling shareholders) and other shareholders with relevant shareholdings intend to undertake a secondary public offering of preferred shares of the Company, representing approximately 8.7% and 14% of total share capital and total preferred shares issued by the Company, respectively. The structure of the transaction will include a mechanism for an additional offering of shares of up to 15% of the preferred shares on offer, in order to meet an eventual excess of demand (greenshoe);

2) In the context of the secondary public offering, it was determined that it would be opportune for the Company to undertake a primary public offering of up to 10 million preferred shares which, combined with an issue of up to 5 million common shares, would make the capital structure of the Company even more solid. Based on article 172 of the Corporations Law, the primary public offering of common and preferred shares will be undertaken without any preemptive rights for the shareholders of the Company. On the other hand, the possibility for subscription will be assured to the shareholders of the Company by means of a request for reservation of shares, and those making a reservation will be accorded priority up to the proportion of their participation in the share capital of the company. Since Suzano Holding S.A. and its respective controlling shareholders hold 100% of the common shares issued by the Company, Suzano Holding S.A. will submit a request for reservation and subscribe all of the common shares to be issued.

3) Registration requests for the referenced primary and secondary public offerings (jointly, the "Offer") were filed at the [Brazilian] Securities Commission on this date;

4) Suzano Holdings S.A. is coordinating the efforts of the Company and the shareholders with respect to the Offering. Banco UBS S.A. and Unibanco – União de Bancos Brasileiros S.A. have been retained to render coordinating and underwriting services.

This Offering is a part of the long-term strategy of the Company to reinforce the relationship with investors and the capital markets in general. The success of the strategy is directly linked to an increase in the liquidity of preferred shares in the market, which continues to be a significant obstacle for their proper valuation.

Diversification of the shareholder base, with the attraction of new investors to preferred shares of the Company, is fundamental to assuring greater liquidity and lower price volatility for the shares. In this connection, the Company has decided to propose, in line with the objective of standardization pursued by the São Paulo Stock Exchange – Bovespa, a change in the standard trading lot size from 1,000 shares to 100 shares. The Bovespa has agreed and will undertake the change effective November 1, 2003. This measure will certainly lead to greater participation of individual investors in the trading of the shares.

In addition, we inform that the Board of Directors approved on this date a cash distribution to shareholders in the form of interest on share capital as provided for in Article 9 of Law 9,249/95 and Decrees No. 2,673/98 and 3,381/00. The distribution, in the total amount of R$55,000,000,000 (fifty-five million Reais), is subject to a 15% withholding tax, except for immune and exempt shareholders, and should be disbursed by the Company up to December 19, 2003 based on shareholdings as of December 12, 2003. Effective as of December 15, 2003, the shares shall be traded without interest on capital. The amount of this interest on capital shall be subtracted from distributions which may be effected with respect to the 2003 fiscal year. If the Offering is completed by December 11, 2003, all shares that are subscribed for or acquired as part of the Offering will have the right to receive this distribution in the form of interest on share capital.

The structure of this secondary and primary Offering of preferred shares, combined with the other measures announced herein, not only will make feasible an increase in the liquidity of the preferred shares of the Company but also is one more clear and unequivocal demonstration of the strategic commitment of the controlling shareholders to seek the full insertion of the Company in the capital markets and of the ongoing adoption of good corporate governance practices.

São Paulo, October 6, 2003

Bernardo Szpigel
Director of Investor Relations

FILE N° 82-3550

COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly held Company

Taxpayer Identification No. 60.651.726/0001-16

NIRE No. 35.300.015.398

MINUTES OF BOARD OF DIRECTORS MEETING HELD ON OCTOBER 6, 2003

Date, time and place: October 6, 2003, at 8:00 a.m., at the headquarters of the Company, at Avenida Brigadeiro Faria Lima, No. 1355, 10th floor, in the City of São Paulo, State of São Paulo.

Attendance All members of the Board of Directors.

Presiding Board: David Feffer – Chairman.

Fabio Eduardo de Pieri Spina – Secretary.

Agenda: Resolutions on:

(i) the approval of the notice of the Extraordinary General Shareholders Meeting to decide on the increase of the limit of authorized share capital of the Company;

(ii) the authorization to the Company Management to adopt all measures and to perform all necessary acts for carrying out an increase in the share capital of the Company within the limit of its authorized share capital by means of a public offering of shares;

(iii) the ratification of the acts already performed by the Management of the Company in furtherance of the referenced public offering;

(iv) the proposal of the Company Management with respect to the payment of interest on shareholders'equity according to Article 30 of the By-laws of the Company and to change the standard trading lot size from 1,000 to 100 shares, as agreed with the São Paulo Stock Exchange.

Resolutions: The members of the Board of Directors unanimously resolved as follows:

(i) To approve the notice of the Extraordinary General Shareholders Meeting to decide on the increase of the limit of authorized share capital of the

Company, with the amendment of the First and Second Paragraphs of Article 5 and letter "d" of Article 15, all of the By-laws of the Company, in order to: (a) authorize an increase in the share capital of the Company through the issuance of up to 5,000,000 (five million) common shares by means of a resolution of the Board of Directors, without any amendments to the By-laws, and (b) to increase the number of preferred shares that may be issued by resolution of the Board of Directors of the Company without any amendments to the By-laws of the Company, up to 43,603,590, subject to the limit established by Article 6, Paragraph 2° of the By-laws;

(ii) To authorize the Management of the Company, immediately, to take all measures and perform all necessary acts for undertaking an increase in the share capital within the limit of the authorized share capital, by means of an issuance of shares, without par value, to be publicly offered through a primary public offering in the non-organized over–the-counter market, with simultaneous sales efforts of preferred shares in Brazil and abroad. The referred public offering will be performed with the exclusion of the preemptive rights of the shareholders, in accordance with the terms of Article 172 of the [Brazilian] Corporation Law and the provisions of Article 15, item "1", of the By-laws, being the Management of the Company immediately authorized to undertake all the necessary acts to obtain the registration of the aforementioned public offering before CVM, which registration might be undertaken simultaneously with the secondary public offering of preferred shares issued by the Company and held by its shareholders, being invested with the authority to sign all documents and contracts that may be necessary to undertake the transaction.

(iii) To ratify all the other acts already undertaken by the Management of the Company in furtherance of the referred public offering, including the contracting of Banco UBS S.A. and of Unibanco – União de Bancos Brasileiros S.A. to coordinate the referred offering;

(iv) To approve the Management's proposal for the payment of interest on shareholders'equity in the gross amount of R$55,000,000.00 (fifty-five

million reais) which shall be paid out up to December 19, 2003 based on shareholdings as of December 12, 2003. As of December 15, 2003 the shares shall be traded without interest on shareholdrs'equity. In addition, the Management of the Company is hereby authorize to fix the payment date of such interest;

(v) To approve the Management's proposal, aimed at assuring greater liquidity and less price volatility of the shares issued by the Company, to change the standard trading lot of its shares, from 1,000 to 100 shares, effective on November 1th, 2003, which has already been approved by the São Paulo Stock Exchange – BOVESPA.

Closing: There being no other business to discuss, the minutes were prepared, approved and signed by all members of the Board of Directors. São Paulo, October 6, 2003.

Signed: David Feffer, Daniel Feffer, Boris Tabacof, Augusto Esteves de Lima Junior, Jorge Feffer, Cláudio Thomaz Lobo Sonder, Antonio Carlos de Vasconcelos Valença, Antonio de Souza Corrêa Meyer, Oscar de Paula Bernardes Neto.

This document is a true copy of the original minutes recorded in the books of the Company.

Fabio Eduardo de Pieri Spina

Secretary

COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly held Company

Taxpayer Identification No. 60.651.726/0001-16

NIRE No. 35.300.015.398

MINUTES OF BOARD OF DIRECTORS MEETING HELD ON OCTOBER 6, 2003

Date, time and place: October 6, 2003, at 8:00 a.m., at the headquarters of the Company, at Avenida Brigadeiro Faria Lima, No. 1355, 10th floor, in the City of São Paulo, State of São Paulo.

Attendance All members of the Board of Directors.

Presiding Board: David Feffer – Chairman.
Fabio Eduardo de Pieri Spina – Secretary.

Agenda: Resolutions on:

(i) the approval of the notice of the Extraordinary General Shareholders Meeting to decide on the increase of the limit of authorized share capital of the Company;

(ii) the authorization to the Company Management to adopt all measures and to perform all necessary acts for carrying out an increase in the share capital of the Company within the limit of its authorized share capital by means of a public offering of shares;

(iii) the ratification of the acts already performed by the Management of the Company in furtherance of the referenced public offering;

(iv) the proposal of the Company Management with respect to the payment of interest on shareholders'equity according to Article 30 of the By-laws of the Company and to change the standard trading lot size from 1,000 to 100 shares, as agreed with the São Paulo Stock Exchange.

Resolutions: The members of the Board of Directors unanimously resolved as follows:

(i) To approve the notice of the Extraordinary General Shareholders Meeting to decide on the increase of the limit of authorized share capital of the

Company, with the amendment of the First and Second Paragraphs of Article 5 and letter "d" of Article 15, all of the By-laws of the Company, in order to: (a) authorize an increase in the share capital of the Company through the issuance of up to 5,000,000 (five million) common shares by means of a resolution of the Board of Directors, without any amendments to the By-laws, and (b) to increase the number of preferred shares that may be issued by resolution of the Board of Directors of the Company without any amendments to the By-laws of the Company, up to 43,603,590, subject to the limit established by Article 6, Paragraph 2° of the By-laws;

(ii) To authorize the Management of the Company, immediately, to take all measures and perform all necessary acts for undertaking an increase in the share capital within the limit of the authorized share capital, by means of an issuance of shares, without par value, to be publicly offered through a primary public offering in the non-organized over–the-counter market, with simultaneous sales efforts of preferred shares in Brazil and abroad. The referred public offering will be performed with the exclusion of the preemptive rights of the shareholders, in accordance with the terms of Article 172 of the [Brazilian] Corporation Law and the provisions of Article 15, item "1", of the By-laws, being the Management of the Company immediately authorized to undertake all the necessary acts to obtain the registration of the aforementioned public offering before CVM, which registration might be undertaken simultaneously with the secondary public offering of preferred shares issued by the Company and held by its shareholders, being invested with the authority to sign all documents and contracts that may be necessary to undertake the transaction.

(iii) To ratify all the other acts already undertaken by the Management of the Company in furtherance of the referred public offering, including the contracting of Banco UBS S.A. and of Unibanco – União de Bancos Brasileiros S.A. to coordinate the referred offering;

(iv) To approve the Management's proposal for the payment of interest on shareholders'equity in the gross amount of R$55,000,000.00 (fifty-five

million reais) which shall be paid out up to December 19, 2003 based on shareholdings as of December 12, 2003. As of December 15, 2003 the shares shall be traded without interest on shareholdrs' equity. In addition, the Management of the Company is hereby authorize to fix the payment date of such interest;

(v) To approve the Management's proposal, aimed at assuring greater liquidity and less price volatility of the shares issued by the Company, to change the standard trading lot of its shares, from 1,000 to 100 shares, effective on November 1th, 2003, which has already been approved by the São Paulo Stock Exchange – BOVESPA.

Closing: There being no other business to discuss, the minutes were prepared, approved and signed by all members of the Board of Directors. São Paulo, October 6, 2003.

Signed: David Feffer, Daniel Feffer, Boris Tabacof, Augusto Esteves de Lima Junior, Jorge Feffer, Cláudio Thomaz Lobo Sonder, Antonio Carlos de Vasconcelos Valença, Antonio de Souza Corrêa Meyer, Oscar de Paula Bernardes Neto.

This document is a true copy of the original minutes recorded in the books of the Company.

Fabio Eduardo de Pieri Spina
Secretary

04 FEB -3 AM 7:21

FILE N° 82-3550

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. n°. 60.651.726/0001-16

NOTICE TO SHAREHOLDERS

COMPANHIA SUZANO DE PAPEL E CELULOSE hereby informs to shareholders and to the market that will be disposed on October 21, 2003, its results referring to the third quarter of 2003 before the opening market.

São Paulo, October 20, 2003.

BERNARDO SZPIGEL
INVESTOR RELATIONS OFFICER

FILE N° 82-3550

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. n°. 60.651.726/0001-16

NOTICE TO SHAREHOLDERS

COMPANHIA SUZANO DE PAPEL E CELULOSE hereby informs to shareholders and to the market that will be disposed on October 21, 2003, its results referring to the third quarter of 2003 before the opening market.

São Paulo, October 20, 2003.

BERNARDO SZPIGEL
INVESTOR RELATIONS OFFICER

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly held Company
Taxpayer Identification N° 60.651.726/0001-16
NIRE N° 35.300.015.398

CALL NOTICE

We are hereby invite the Shareholders of this Company to attend the General Extraordinary Meeting, to be held on October, 27th, 2003, at 3:00 pm, at the headquarters of the Company, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the city of São Paulo, state of São Paulo, in order to resolve on the proposal of the Board of Directors to increase the limit of the authorized share capital of the Company, and the consequent amendment of the first and second paragraphs of the Article 5 and letter "d" of the Article 15 of the By-laws of the Company, in order to:

(a) allow the increase of the share capital of the Company by the issuance of up to 5,000,000 (five million) common shares by means of a resolution of the Board of Directors, irrespective of any amendments to the By-laws; and

(b) increase the number of preferred shares that may be issued by means of a resolution of the Board of Directors, irrespective of any amendments to the By-Laws of the Company, up to 43,603,590 (forty three million, six hundred three thousand, five hundred ninety) preferred shares, in accordance with the limitation contained on the Article 6, Second Paragraph, of the By-Laws of the Company.

São Paulo, October 9th, 2003

Boris Tabacof
Vice President of the Board of Directors

FILE N° 82-3550

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly held Company
Taxpayer Identification N° 60.651.726/0001-16
NIRE N° 35.300.015.398

CALL NOTICE

We are hereby invite the Shareholders of this Company to attend the General Extraordinary Meeting, to be held on October, 27th, 2003, at 3:00 pm, at the headquarters of the Company, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the city of São Paulo, state of São Paulo, in order to resolve on the proposal of the Board of Directors to increase the limit of the authorized share capital of the Company, and the consequent amendment of the first and second paragraphs of the Article 5 and letter "d" of the Article 15 of the By-laws of the Company, in order to:

(a) allow the increase of the share capital of the Company by the issuance of up to 5,000,000 (five million) common shares by means of a resolution of the Board of Directors, irrespective of any amendments to the By-laws; and

(b) increase the number of preferred shares that may be issued by means of a resolution of the Board of Directors, irrespective of any amendments to the By-Laws of the Company, up to 43,603,590 (forty three million, six hundred three thousand, five hundred ninety) preferred shares, in accordance with the limitation contained on the Article 6, Second Paragraph, of the By-Laws of the Company.

São Paulo, October 9th, 2003

Boris Tabacof
Vice President of the Board of Directors

FILE N° 82-3550

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. N°. 60.651.726/0001-16

RELEVANT FACT
(Public Announcement)

Companhia Suzano de Papel e Celulose (the "Company"), further to the Fato Relevante dated October 06, 2003, and in accordance with Instruction No. 358, of the Comissão de Valores Mobiliários – CVM, dated January 3rd, 2002, informs its shareholders and the market that:

1) The selling shareholders taking part in the secondary public offer of preferred shares issued by the Company, pursuant to the documents submitted to CVM on October 6, 2003, are J.P. Morgan International Inc., Citicorp Mercantil Participações Investimentos S.A. and Suzano Holding S.A. (directly and/or through a legal entity under common control of the controlling shareholders of the Company);

2) Caixa de Previdência dos Funcionários do Banco do Brasil – Previ has decided to participate in the registered offer that is being reviewed by the Brazilian Securities Commission (CVM);

3) Upon Previ joining the offer, the total amount of preferred shares to be offered in the secondary public distribution will amount to 24,173,162 preferred shares representing approximately 9.4% of the total capital and 15% of the Company's preferred shares currently issued and outstanding. As previously announced, the transaction structure will include a mechanism of an additional offer of shares of up to 15% of the volume of preferred shares offered to cover a possible over-allotment (green shoe).

The Company believes that this secondary public offer together with the primary public offer of preferred shares will contribute to an increase in the free float of the Company and, consequently increase the shares' liquidity. The increase in the free float will involve 34,173,162 preferred shares representing approximately 13.2% of the total capital and 21.2% of the Company's preferred shares currently issued and outstanding, of this total (i) 10,000,000 will be offered by the Company in the primary offer, (ii) 8,000,000 in a secondary offer by Suzano Holding; and (iii) 16,173,162 in a secondary offer by the other shareholders mentioned herein. Both the primary and secondary offers are intended to expand our shareholder's base.

São Paulo, October 22, 2003

Bernardo Szpigel
Executive Officer for Investor Relations

FILE N° 82-3550

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. N°. 60.651.726/0001-16

RELEVANT FACT
(Public Announcement)

Companhia Suzano de Papel e Celulose (the "Company"), further to the Fato Relevante dated October 06, 2003, and in accordance with Instruction No. 358, of the Comissão de Valores Mobiliários – CVM, dated January 3rd, 2002, informs its shareholders and the market that:

1) The selling shareholders taking part in the secondary public offer of preferred shares issued by the Company, pursuant to the documents submitted to CVM on October 6, 2003, are J.P. Morgan International Inc., Citicorp Mercantil Participações Investimentos S.A. and Suzano Holding S.A. (directly and/or through a legal entity under common control of the controlling shareholders of the Company);

2) Caixa de Previdência dos Funcionários do Banco do Brasil – Previ has decided to participate in the registered offer that is being reviewed by the Brazilian Securities Commission (CVM);

3) Upon Previ joining the offer, the total amount of preferred shares to be offered in the secondary public distribution will amount to 24,173,162 preferred shares representing approximately 9.4% of the total capital and 15% of the Company's preferred shares currently issued and outstanding. As previously announced, the transaction structure will include a mechanism of an additional offer of shares of up to 15% of the volume of preferred shares offered to cover a possible over-allotment (green shoe).

The Company believes that this secondary public offer together with the primary public offer of preferred shares will contribute to an increase in the free float of the Company and, consequently increase the shares' liquidity. The increase in the free float will involve 34,173,162 preferred shares representing approximately 13.2% of the total capital and 21.2% of the Company's preferred shares currently issued and outstanding, of this total (i) 10,000,000 will be offered by the Company in the primary offer, (ii) 8,000,000 in a secondary offer by Suzano Holding; and (iii) 16,173,162 in a secondary offer by the other shareholders mentioned herein. Both the primary and secondary offers are intended to expand our shareholder's base.

São Paulo, October 22, 2003

Bernardo Szpigel
Executive Officer for Investor Relations

04 FEB -3 AM 7:21

FILE n°. 82-3550

COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly Held Company
Taxpayer Identification n° 60.651.726/0001-16
NIRE n° 35.300.015.398

Minutes of the Extraordinary General Meeting

Date, Time, Place: October 27, 2003, at 3:00 p.m., in the Company headquarters, at Av. Brigadeiro Faria Lima, 1355, 8°. andar, in São Paulo city, São Paulo State.

Publications: Call Notices published in Official Gazette of the State of São Paulo dated 10, 11 and 14 and Gazeta Mercantil dated 10, 13 and 14, both of October 2003.

Attendance: Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of the preferred stock, without voting rights.

Presiding Board: Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary.

Unanimous Resolutions:

(i) Approved the adoption of authorized capital regime also for the issuance of common shares up to the limit of 5,000,000 (five million) shares by means of a resolution of the Board of Directors, irrespective of amendments of the By-laws;

(ii) Approved the change of the limit of the authorized share capital for the purpose of increasing the share capital by the issuance of up to 43,603,590 (forty three million, six hundred and three thousand, five hundred ninety) preferred shares in addition to the shares already issued, irrespective of amendments of the By-laws;

(iii) Approved the new wording of the first and second paragraphs and the insertion of the fourth paragraph of the Article 5, as well as the amendment of letter "d" of Article 15 of the by-laws, with effective as follows:

Article 5. - The capital stock is of R$ 1.137.737.235,80 (one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents, fully paid and divided in two hundred and fifty-eight million, five hundred and nineteen thousand, seven hundred and eighty-four (258.519.784) no-par registered shares, of which ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are ordinary shares and one hundred and sixty-one million, one hundred and forty-five thousand, three hundred and twenty-six (161.145.326) are preferred shares.

***Paragraph One** - The capital stock may be increased by resolution of the Board of Directors, irrespective of amendment of the Bylaws, through the issue of up to (a) 5,000,000 (five million) common shares and (b)43,603,590 (forty-three million, six hundred and three thousand and five hundred and ninety preferred shares, in addition to those already issued, observing the limit established in Article 6, Paragraph 2, of these Bylaws.*

***Paragraph Two** - In resolutions concerning the issue of common and/or preferred shares, the Board of Directors shall indicate, the quantity and class of the stock to be issued, the issuance price and conditions, payment terms of the shares subscribed, whether payment is in cash or in installments, and, in this case, the minimum to be paid upon subscription and the time and conditions for paying up the remaining balance.*

***Paragraph Three** – In case of increase of the capital stock, the shareholders shall have preemptive rights for subscription of the shares to be issued, in proportion to the number and class of the shares owned by them. The period for exercising such right shall be of thirty (30) days after publication of the relevant Notice to Shareholders.*

***Paragraph Four** - The Board of Directors may exclude the preemptive rights of former shareholders regarding any issue of shares, debentures convertible in shares or subscription bonus.*

Article 15. It shall be incumbent upon the Board of Directors:

a) to set the general guidelines for carrying out the company's businesses, respecting always the ethical values adopted by the communities in which it operates, especially those related to human rights and protection of the environment;

b) to elect, evaluate and remove at any time the Officers of the Management Board and to assign the duties and powers of each one of them when not foreseen in these Bylaws;

c) to follow up on the activities of the Officers of the Management Board and to examine, at any time, the company's books and records; to request information on any contracts executed or in process of execution and on any other acts;

d) to resolve upon the issuance of common and/or preferred shares, as stipulated in paragraphs one and four of Article Five (5) of these Bylaws;

e) to give opinion on the Management Report and on the Management Accounts;

f) to appoint and remove the independent auditors, except for the right of veto as provided in law;

g) to approve the criteria and accounting principles;

h) to approve the long-term global strategy to be adopted by the company and its subsidiaries, as well as the strategy to be suggested to affiliated companies;

i) to examine, approve and control the preparation of annual and pluriannual investment and operational budgets to be prepared by the Management Board;

j) to follow up on and to evaluate the economic and financial performance of the company.

k) to issue opinion on any propositions or recommendations of the Management Board to the General Meeting;

l) to resolve upon granting or not preemptive rights to former shareholders or upon reduction of the period for exercising such rights when issuing shares, convertible debentures and subscription bonuses, the placement of which is made as stipulated in Article 172 of Law No. 6404/76;

m) provided observance to the provision of item l) above, to resolve upon the issuance of securities, including promissory notes for public or private distribution, in Brazil and /or abroad, according to the pertinent legislation;

n) to authorize the initial and subsequent participation of the company as partner, shareholder or consortium member in other companies or projects, the granting of such participation in guarantee to third parties in the operations of the company, as well as the disposal, under whatever title and under whatever form of any part of the company's assets.

o) to authorize the acquisition of company-issued shares for cancellation or to keep as treasury shares for later sale;

p) to appoint the Investors Relations Officer

q) to authorize the Management Board, establishing the scope of responsibilities by resolution approved in the meeting of the Board of Directors, the Minutes of Meeting of which shall be duly filed with the Commercial Registry of the State of São Paulo to:

q.1 sell, encumber and purchase, property of whatever nature relative to fixed assets;

q.2 constitute secured guarantee of whatsoever nature or chattel mortgage as collateral;

q.3 enter financial transactions involving debt or credit, including those under the title "vendor" in which the company appears as guarantor of its customers;

q.4 execute any other contracts within the limits of values defined.

q.5 practice or cause to be practiced any acts not expressly foreseen in these Bylaws provided they are legally within his scope of responsibility.

r) to resolve upon the creation of the Advisory Committee, to provide advisory services to the members of the Board of Directors fixing the positions and rules according to which the Committee shall operate; and

s) to create, when and if deemed convenient, other Committees of the Board of Directors, always in compliance with the provisions of article 16 below.

iv) Authorized the publication of these Minutes of Meeting as provided in paragraph 2 of Art. 130 of the Corporate Law.

Having been read and approved, these minutes were signed by those present. São Paulo, October 27, 2003. Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary. **Shareholders:** By proxy. SUZANO HOLDING S.A. – Augusto Esteves de Lima Junior – Lawyer. AUGUSTO ESTEVES DE LIMA JUNIOR. BORIS TABACOF. --

This is a true copy of the original document drawn in the Book of Shareholders' Meetings.

Fabio Eduardo de Pieri Spina
Secretary

AGE-CSPC-27.10.03-Eng.

FILE n°. 82-3550

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
Taxpayer Identification n° 60.651.726/0001-16
NIRE n° 35.300.015.398

Minutes of the Extraordinary General Meeting

Date, Time, Place: October 27, 2003, at 3:00 p.m., in the Company headquarters, at Av. Brigadeiro Faria Lima, 1355, 8°. andar, in São Paulo city, São Paulo State.

Publications: Call Notices published in Official Gazette of the State of São Paulo dated 10, 11 and 14 and Gazeta Mercantil dated 10, 13 and 14, both of October 2003.

Attendance: Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of the preferred stock, without voting rights.

Presiding Board: Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary.

Unanimous Resolutions:

(i) Approved the adoption of authorized capital regime also for the issuance of common shares up to the limit of 5,000,000 (five million) shares by means of a resolution of the Board of Directors, irrespective of amendments of the By-laws;

(ii) Approved the change of the limit of the authorized share capital for the purpose of increasing the share capital by the issuance of up to 43,603,590 (forty three million, six hundred and three thousand, five hundred ninety) preferred shares in addition to the shares already issued, irrespective of amendments of the By-laws;

(iii) Approved the new wording of the first and second paragraphs and the insertion of the fourth paragraph of the Article 5, as well as the amendment of letter "d" of Article 15 of the by-laws, with effective as follows:

Article 5. - The capital stock is of R$ 1.137.737.235,80 (one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents, fully paid and divided in two hundred and fifty-eight million, five hundred and nineteen thousand, seven hundred and eighty-four (258.519.784) no-par registered shares, of which ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are ordinary shares and one hundred and sixty-one million, one hundred and forty-five thousand, three hundred and twenty-six (161.145.326) are preferred shares.

Paragraph One *- The capital stock may be increased by resolution of the Board of Directors, irrespective of amendment of the Bylaws, through the issue of up to (a) 5,000,000 (five million) common shares and (b)43,603,590 (forty-three million, six hundred and three thousand and five hundred and ninety preferred shares, in addition to those already issued, observing the limit established in Article 6, Paragraph 2, of these Bylaws.*

Paragraph Two *- In resolutions concerning the issue of common and/or preferred shares, the Board of Directors shall indicate, the quantity and class of the stock to be issued, the issuance price and conditions, payment terms of the shares subscribed, whether payment is in cash or in installments, and, in this case, the minimum to be paid upon subscription and the time and conditions for paying up the remaining balance.*

Paragraph Three *– In case of increase of the capital stock, the shareholders shall have preemptive rights for subscription of the shares to be issued, in proportion to the number and class of the shares owned by them. The period for exercising such right shall be of thirty (30) days after publication of the relevant Notice to Shareholders.*

Paragraph Four *- The Board of Directors may exclude the preemptive rights of former shareholders regarding any issue of shares, debentures convertible in shares or subscription bonus.*

Article 15. It shall be incumbent upon the Board of Directors:

a) to set the general guidelines for carrying out the company's businesses, respecting always the ethical values adopted by the communities in which it operates, especially those related to human rights and protection of the environment;

b) to elect, evaluate and remove at any time the Officers of the Management Board and to assign the duties and powers of each one of them when not foreseen in these Bylaws;

c) to follow up on the activities of the Officers of the Management Board and to examine, at any time, the company's books and records; to request information on any contracts executed or in process of execution and on any other acts;

d) to resolve upon the issuance of common and/or preferred shares, as stipulated in paragraphs one and four of Article Five (5) of these Bylaws;

e) to give opinion on the Management Report and on the Management Accounts;

f) to appoint and remove the independent auditors, except for the right of veto as provided in law;

g) to approve the criteria and accounting principles;

h) to approve the long-term global strategy to be adopted by the company and its subsidiaries, as well as the strategy to be suggested to affiliated companies;

i) to examine, approve and control the preparation of annual and pluriannual investment and operational budgets to be prepared by the Management Board;

j) to follow up on and to evaluate the economic and financial performance of the company.

k) to issue opinion on any propositions or recommendations of the Management Board to the General Meeting;

l) to resolve upon granting or not preemptive rights to former shareholders or upon reduction of the period for exercising such rights when issuing shares, convertible debentures and subscription bonuses, the placement of which is made as stipulated in Article 172 of Law No. 6404/76;

m) provided observance to the provision of item l) above, to resolve upon the issuance of securities, including promissory notes for public or private distribution, in Brazil and /or abroad, according to the pertinent legislation;

n) to authorize the initial and subsequent participation of the company as partner, shareholder or consortium member in other companies or projects, the granting of such participation in guarantee to third parties in the operations of the company, as well as the disposal, under whatever title and under whatever form of any part of the company's assets.

o) to authorize the acquisition of company-issued shares for cancellation or to keep as treasury shares for later sale;

p) to appoint the Investors Relations Officer

q) to authorize the Management Board, establishing the scope of responsibilities by resolution approved in the meeting of the Board of Directors, the Minutes of Meeting of which shall be duly filed with the Commercial Registry of the State of São Paulo to:

q.1 sell, encumber and purchase, property of whatever nature relative to fixed assets;

q.2 constitute secured guarantee of whatsoever nature or chattel mortgage as collateral;

q.3 enter financial transactions involving debt or credit, including those under the title "vendor" in which the company appears as guarantor of its customers;

q.4 execute any other contracts within the limits of values defined.

q.5 practice or cause to be practiced any acts not expressly foreseen in these Bylaws provided they are legally within his scope of responsibility.

r) to resolve upon the creation of the Advisory Committee, to provide advisory services to the members of the Board of Directors fixing the positions and rules according to which the Committee shall operate; and

s) to create, when and if deemed convenient, other Committees of the Board of Directors, always in compliance with the provisions of article 16 below.

iv) Authorized the publication of these Minutes of Meeting as provided in paragraph 2 of Art. 130 of the Corporate Law.

Having been read and approved, these minutes were signed by those present. São Paulo, October 27, 2003. Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary. **Shareholders:** By proxy. SUZANO HOLDING S.A. – Augusto Esteves de Lima Junior – Lawyer. AUGUSTO ESTEVES DE LIMA JUNIOR. BORIS TABACOF. ------------
----
This is a true copy of the original document drawn in the Book of Shareholders' Meetings.

Fabio Eduardo de Pieri Spina
Secretary

AGE-CSPC-27.10.03-Eng.

FILE N° 82-3550

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. N°. 60.651.726/0001-16

NOTICE TO SHAREHOLDERS

Companhia Suzano de Papel e Celulose (the "Company"), further to its announcement in the Fato Relevante dated October 06, 2003, informs its shareholders and the market that:

The standard trading lot of the Company's preferred shares on the São Paulo Stock Exchange – BOVESPA will change from 1,000 to 100 shares, as of November 3, 2003.

This measure will reduce the minimum required investment in the Company's preferred shares and will permit greater participation of individual investors and investment clubs in the overall trading volume.

This step is consistent with the Company's strategy of encouraging the diversification and expansion of its shareholder base, and is a fundamental step towards increasing the liquidity and reducing the price volatility of the preferred shares.

São Paulo, October 31, 2003

Bernardo Szpigel
Executive Officer for Investor Relations

FILE N° 82-3550

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly Held Company

C.N.P.J. N°. 60.651.726/0001-16

NOTICE TO SHAREHOLDERS

Companhia Suzano de Papel e Celulose (the "Company"), further to its announcement in the Fato Relevante dated October 06, 2003, informs its shareholders and the market that:

The standard trading lot of the Company's preferred shares on the São Paulo Stock Exchange – BOVESPA will change from 1,000 to 100 shares, as of November 3, 2003.

This measure will reduce the minimum required investment in the Company's preferred shares and will permit greater participation of individual investors and investment clubs in the overall trading volume.

This step is consistent with the Company's strategy of encouraging the diversification and expansion of its shareholder base, and is a fundamental step towards increasing the liquidity and reducing the price volatility of the preferred shares.

São Paulo, October 31, 2003

Bernardo Szpigel
Executive Officer for Investor Relations

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. nº 60.651.726/0001-16

NOTICE TO THE MARKET

In compliance with Instruction No. 358 of January 3, 2002, of the Brazilian Exchange Commission ("CVM"), Companhia Suzano de Papel e Celulose ("Company") and its Controlling Company, Suzano Holding S.A. ("Suzano Holding") inform the public that on October 6, 2003 they have filed a request with CVM for registration of a primary public offering of common and preferred shares issued by the Company, and for registration of a secondary public offering of preferred shares issued by the Company and held by Shareholders Suzano Holding, J.P. Morgan International, Inc., Citicorp Mercantil Participações Investimentos S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil - Previ (jontly referred to as "Selling Shareholders"), all of them registered shares without par value. The primary and secondary public offerings of the shares of the Company shall be made simultaneously by the Company and by the Selling Shareholders ("Offering").

The Offering

The object of this Offering is thirty-nine million, one hundred and seventy-three thousand, one hundred and sixty-two (39,173,162) shares issued by the Company ("Shares"), of which (i) five million (5,000,000) are common shares ("Common Shares") and ten million (10,000,000) preferred shares ("Preferred Shares Object of the Primary Offering"), which shall be issued by the Company, within the limits of the authorized capital stock according to the Bylaws, and (ii) twenty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (24,173,162) Preferred Shares held by the Selling Shareholders ("Preferred Shares Object of the Secondary Offering" and, together with the Preferred Shares Object of the Primary Offering, the "Preferred Shares").

This total of thirty-nine million, one hundred and seventy-three thousand, one hundred and sixty-two (39,173,162) Shares object of the Offering, within the period of thirty (30) days after publication of the Initial Announcement of the Primary Public Offering of Common Shares and Preferred Shares and of the Secondary Public Offering of Preferred Shares issued by the Company, may be added by up to five million, one hundred and twenty-five thousand, nine hundred and seventy-four (5,125,974) Preferred Shares issued by the Company, held by the Selling Shareholders, for the exclusive purpose of supplying a possible excess of demand that may be verified in the course of the Offering period, with the consequent increase of the number of Preferred Shares to be offered in the secondary public offering ("Additional Shares").

The Offering shall be coordinated by Banco UBS S.A. ("UBS") and Unibanco – União de Bancos Brasileiros S.A. ("Unibanco" and, together with UBS, "Coordinators"). The Preferred Shares shall be the object of primary and secondary public offerings in Brazil, in the non-organized over-the-counter market, in compliance with CVM Instruction No. 13 of September 30, 1980 ("CVM Instruction No. 13/80") and CVM Instruction No. 88, of November 3, 1988

("CVM Instruction No. 88/88"). Concurrent efforts shall be made to sell the Preferred Shares abroad, targeting foreign institutional investors ("Foreign Institutional Investors") qualified by and registered with CVM, under the terms of Resolution No. 2.689 of January 26, 2000, of the National Monetary Council, and according to the exemptions granted under *Rule 144-A* ("Rule 144A") and under *Regulation S* ("Regulation S") of the *United States Securities Act of 1933,* as amended ("*Securities Act*"), without needing, therefore, to request and obtain any registration for the offer and placement of the Preferred Shares abroad, not even with the *Securities and Exchange Commission.*

For this purpose, the Company and the Selling Shareholders engaged UBS Securities LLC, Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. and Unibanco Securities Inc. ("International Placement Agents") to make efforts, exclusively abroad, to sell Preferred Shares to Foreign Institutional Investors, such endeavors to be made in the United States of America in compliance with the procedures of Rule 144A of the *Securities Act of 1933*, as amended ("*Securities Act*"), and in countries other than the United States of America, Canada or Brazil, according to the legislation in force in the country of domicile of each investor, and in compliance with the procedures established in Regulation S of the *Securities Act*, and under the terms of the *Agency Agreement*, to be entered into by and between the Company, Selling Shareholders and the International Placement Agents. The Preferred Shares that are the object of the sales efforts by the International Placement Agents abroad, with Foreign Institutional Investors, shall necessarily be subscribed, acquired, paid and settled with the Coordinators.

After the concession of the relevant registration for the primary public offering, and secondary public offering by CVM, the Coordinators shall carry out the public offering of the total Preferred Shares object of the Offering under firm guarantee of subscription and acquisition regime, and the total Common Shares object of the Offering shall be placed by the Coordinators under the regime of best placement efforts. Suzano Holding S.A. shall provide firm guarantee of subscription of the total Common Shares object of the Offering.

Participation of Shareholders and Investors

The Coordinators, under the terms of CVM Instruction No. 13/80 and CVM Instruction No. 88/88 and all other institutions that were subcontracted by them to participate in the Offering as shown below ("Subcontracted Participants") shall place the Shares with: (a) Shareholders of the Company that submit a Shares Reservation Request (as defined below), (b) investors that are natural persons or legal entities not considered as Institutional Investors and who submit the Reservation Request for Preferred Shares ("Non-Institutional Investors"), (c) investment clubs registered with the São Paulo Stock Exchange – BOVESPA, according to the regulations currently in force, that submit a Reservation Request for Preferred Shares ("Investment Clubs") and (d) Institutional Investors, observing the conditions described in the item "*Distribution Procedures*" below.

Considered as Institutional Investors, for the purpose of this Offering are, investment funds, pension funds, third-party asset managers registered with CVM, entities authorized to operate by Banco Central do Brasil, [Brazilian Central Bank] insurance companies, private pension and capitalization funds and other Institutional Investors ("Institutional Investors").

Distribution Procedures

After the concession of the relevant registration by CVM, a primary public offering, and a secondary public offering shall be made by the Coordinators of the Offering, and by the other institutions subcontracted by them to participate in the Offering, in the non-organized over-the-counter market, under differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13/80, observing the provisions given below. The Shares to be subscribed and/or acquired under this Offering shall be entitled to receive full dividends relative to the fiscal year ended on December 31, 2003, and shall be entitled also to receive, as from the date of their issuance and/or sale, all other benefits granted to the other holders of Common Shares and Preferred Shares issued by the Company, according to the provisions of Law No. 6404, of December 15, 1976 ("Corporate Law"), and according to the Company's By-laws.

Reservation Period

The Shareholders of the Company shall be granted a period of nine (9) business days, beginning on November 6, 2003 and ending on November 18, 2003, inclusive, ("Reservation Period"), that may be extended by the Coordinators, to place their reservation requests by filling out a specific form ("Reservation Request"), for the subscription of Shares under the conditions described below. Likewise, the Non-Institutional Investors and the Investment Clubs may also submit Reservation Requests for the subscription and/or acquisition of Preferred Shares during the Reservation Period. The Shareholders of the Company, Non-Institutional Investors and the Investment Clubs shall submit their Reservation Requests at the offices of the Coordinators and of the Subcontracted Participants, indicated below. The Shareholders of the Company, Non-Institutional Investors and Investment Clubs that are interested in submitting reservation requests during the Reservation Period must carefully read the terms and conditions stipulated in the Reservation Requests, especially as regards the conditions set for deposit and return of values, the possibility of presentation of bank guarantee by the shareholders, settlement of the Offering and the limits for the subscription and/or acquisition of the Shares.

Reservation Request submitted by Shareholders that hold Preferred Shares

Shareholders that hold Preferred Shares issued by the Company, that are interested in subscribing Preferred Shares, during the Reservation Period described above, must place the Reservation Request in compliance with the conditions described below. The Reservation Request for Preferred Shares shall be made against full cash deposit in national currency of the amount of the investment, at the time of reservation, or against presentation of a bank guarantee letter assuring payment of the amount invested. There shall be no minimum amount for placing a Reservation Request by shareholders that hold Preferred Shares issued by the Company. Each shareholder that holds Preferred Shares issued by the Company may place its Reservation Request so that the shareholder may subscribe Preferred Shares up to the number of shares required for maintenance of the shareholder's proportional interest in the capital stock, according to the position verified after closing of trading at the São Paulo Exchange - BOVESPA on November 4, 2003. All Reservation Requests for Preferred Shares placed by Shareholders of the Company shall be accepted up to the number of Preferred Shares offered, and there will be no apportionment among the shareholders.

Likewise, the provisions of sub-items (b) and (e), of the item *"Reservation Request by Non-Institutional Investors and by Investment Clubs"* below shall apply also to Shareholders of the Company that submit Reservation Request for Preferred Shares.

Reservation Request by Shareholders that hold Common Shares

Suzano Holding, controlling shareholder of the Company and holder of approximately ninety-two percent (92%) of its Common Shares, shall submit its Reservation Request and will fill out its subscription form with UBS so that it is assured the subscription of all Common Shares that are the object of this Offering. The total number of Common Shares issued by the Company is currently directly or indirectly held by members of the Feffer family, mostly through Suzano Holding.

Reservation Request by Non-Institutional Investors and by Investment Clubs

The Preferred Shares object of the Offering that are not subscribed by Shareholders of the Company that submitted Reservation Requests shall be accorded priority for placement with Non-Institutional Investors and Investment Clubs, observing, however, that Reservation Requests placed by Non-Institutional Investors and by Investment Clubs shall only be accepted after full acceptance of Reservation Requests for Preferred Shares submitted by the Shareholders of the Company, under the following conditions:

(a) the Non-Institutional Investors and Investment Clubs interested shall submit reservations for the Preferred Shares, by filling out the Reservation Request, making a full cash deposit in national currency for the amount of the investment, observing a minimum investment value of one thousand reais (R$1.000,00), a maximum investment value of three hundred thousand reais (R$300.000,00) per Non-Institutional Investors, and a maximum investment value of one million and five hundred thousand reais (R$ 1.500.000,00) per Investment Club;

(b) on the date of settlement of the Offering, each Coordinator or each Subcontracted Participant, as the case may be, with which a Reservation Request is submitted, shall deliver to each Non-Institutional Investor or to each Investment Club that has made a reservation with them, the amount of Preferred Shares corresponding to the equivalent between the amount deposited and the price for subscription/acquisition of each Preferred Share. If such equivalent results in a fraction of share, the difference between the amount deposited and the value of the full Preferred Share shall be returned to the Non-Institutional Investor or to Investment Club by the respective Coordinator or by the Subcontracted Participant, as the case may be, without interest or adjustment for inflation, deducting the value of the Temporary Tax on Financial Transactions [*Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira – CPMF*] ("CPMF"), within five (5) business days of the date of Settlement of the Offering;

(c) if the total Reservation Requests for Preferred Shares submitted by Non-Institutional Investors or by Investment Clubs is equal to or less than the total Preferred Shares that remain from the Offering after acceptance of the Reservation Requests of the Shareholders of the Company, as stipulated above, there will be no apportionment, with full acceptance of all reservations submitted by all Non-Institutional Investors and Investment Clubs; any remnant

shares of those offered to Non-Institutional Investors and Investment Clubs shall be destined to the Institutional Investors, under the terms described below;

(d) if the total Reservation Requests for Preferred Shares submitted by Non-Institutional Investors and by Investment Clubs is in excess of the total Preferred Shares object of the Offering that remained after acceptance of the Reservation Request of the Shareholders of the Company, an apportionment shall be made of these Preferred Shares among all the Non-Institutional Investors and all Investment Clubs, and the non-utilized balance of the deposits made, after deducting the CPMF tax, shall be returned to the Non-Institutional Investors or Investment Clubs, without interest or adjustment for inflation, within three (3) business days of the date of the Settlement; and

(e) in the event that the Offering is not concluded, or in case of termination of the Agreement for Coordination, Firm Guarantee of Subscription, Acquisition and Placement of Preferred Shares, and Best Efforts for Placement of Common Shares issued by Companhia Suzano de Papel e Celulose, the Reservation Requests shall be automatically canceled and the Coordinators or Subcontracted Participants, as the case may be, shall return to the Non-Institutional Investors and Investment Clubs that placed reservations with them, the amount deposited, without interest or adjustment for inflation, after deducting the CPMF tax, within five (5) business days of the date of the automatic cancellation of the Reservation Requests.

Institutional Investors

The remnant of Preferred Shares not destined to Shareholders of the Company, Non-Institutional Investors and Investment Clubs that have placed Reservation Requests during the Reservation Period, shall be destined for public offer to the Institutional Investors that are clients of the institutions participant in the Offering; advance reservations for such Institutional Investors are not allowed and there is no stipulation of minimum or maximum values for investment.

If the number of Preferred Shares object of the orders received from Institutional Investors during the bookbuilding process exceeds the total Preferred Shares that are remaining after acceptance of the Reservation Requests submitted by the shareholders, Non-Institutional Investors and Investment Clubs, priority shall be accorded to the orders of the Institutional Investors which, as deemed by the Coordinators, the Company and Selling Shareholders, are more compliant with the objective of this Offering, that is, to create a diversified base of shareholders formed by Institutional Investors with different criteria of evaluation regarding the long-term prospects of the Company, its segment of operation and the Brazilian and international macro-economic scenario.

The Institutional Investors may subscribe and/or acquire the Preferred Shares through cash payment, in national currency, at the time of subscription and/or acquisition.

Issuance and/or Sales Price

The issuance price of the Common Shares and issuance/sales price of the Preferred Shares shall be fixed after (a) submittal of the Reservation Requests during the Reservation Period, and (b) conclusion of the bookbuilding process, to be conducted by the Coordinators, according to the provisions of Article 170, Paragraph One, Subitem III, of the Corporate Law,

and adopting as parameter the price of the Preferred Shares as quoted by the São Paulo Stock Exchange – BOVESPA (since its Common Shares do not have liquidity), on the date when the issuance price of the Shares is set, admitting premium or discount over the average weighted price of the Preferred Shares issued by the Company quoted by BOVESPA on that date, based on market conditions. The issuance price of the Shares shall be approved by the Board of Directors of the Company, before concession of the registration of these public offerings by CVM.

The Shareholders of the Company, Non-Institutional Investors, and Investment Clubs that submitted Reservation Requests shall not have direct participation in the issuance price-setting process of the Shares, and such investors shall note that the price for subscription and/or acquisition may be different, higher or lower, in relation to the prices of the Preferred Shares issued by the Company quoted by the São Paulo Stock Exchange – BOVESPA, on the date of definition of the issuance price of the Shares or on the date of submittal of the respective Reservation Request.

Stabilization

A mechanism shall be created for stabilization of the price of the Preferred Shares object of the Offering, and UBS, at its exclusive discretion, may perform activities for stabilization of the price of the Preferred Shares that shall be ruled by the Private Agreement for Stabilization of the Price of the Preferred Shares, which shall be previously submitted to analysis and approval of CVM.

Additional Information

It is recommended to investors and Shareholders of the Company, before making any investment decision, the reading of the Preliminary Prospectus of the Offering. The investors who wish to receive the Preliminary Prospectus or additional information may go, as from November 4, 2003, to the headquarters of Unibanco – União de Bancos Brasileiros S.A., at Av. Eusébio Matoso, No. 891, São Paulo, State of São Paulo, or to the offices of Banco UBS S.A., at Av. Juscelino Kubitschek, No. 50, 6° andar, São Paulo, State of São Paulo and at Praia de Botafogo, No. 228, 16° andar, Ala B, in Rio de Janeiro, State of Rio de Janeiro, or to the offices of the Subcontracted Participants indicated below. Additionally, the Preliminary Prospectus shall be available at CVM, located at Rua Sete de Setembro, No. 111, 5° andar, Rio de Janeiro, State of Rio de Janeiro, as well as at Rua Formosa, No. 367, 20° andar, Centro, in São Paulo, State of São Paulo.
"Read the Preliminary Prospectus before accepting the Offering".

Additional information on the Offering and reservation procedures may be obtained from Unibanco, at telephone No. (11) 3097.4577, from UBS at telephone No. (21) 2555.3020 and from the offices of the Subcontracted Participants indicated below. The full text of this Communication to the Market, as well as the Preliminary Prospectus of the Offering, is available at the website of Unibanco www.unibanco.com. Additional information on the brokers of securities accredited with CBLC-Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing House for Custody and Settlement of Securities) to participate in this Offering in the capacity of Subcontracted Participant may be obtained from the website of

Companhia Brasileira de Liquidação e Custódia - CBLC www.cblc.com.br. The Company and the Coordinators of the Offering shall present a road show of the Offering to investors on November 4, 2003, at 8:30 a.m. in the city of São Paulo, at the Hotel Intercontinental, located at Alameda Santos, 1123.

According to article 9 of CVM Instruction No. 13/80 and article 9 of CVM Instruction No. 88/88, Bank UBS S.A., in its capacity as leading institution of the primary public offering and secondary public offering, has filed the respective request for registration of the Offering with CVM on October 6, 2003, and this Offering is subject to the previous approval by CVM.

Each Shareholder and/or Institutional Investor and/or Investment Club may submit a Reservation Request with only one of the Coordinators or of the Subcontracted Participants.

The Coordinators and Subcontracted Participants shall only accept Reservation Request submitted by investors holders of bank account or investment account open with the Bank and kept by the respective investor. The shareholders that wish to submit a Reservation Request for Shares of the Company through presentation of bank guarantee letter shall do this exclusively through the offices of Bank UBS S.A., at Av. Juscelino Kubitschek, No. 50, 6° andar, São Paulo, State of São Paulo. Following are the addresses of the Coordinators and Subcontracted Participants where the Shareholders of the Company, Non-Institutional Investors and Investment Clubs may go to submit their reservations of Preferred Shares of the Company:

- **Bank UBS S.A.**
  Av. Juscelino Kubitschek, No. 50, 6° andar, São Paulo, State of São Paulo

- **Unibanco – União de Bancos Brasileiros S.A.**
  All branches of the Unibanco – União de Bancos Brasileiros S.A.

- **Brokers**
  Offices of the brokers of securities accredited with CBLC-Companhia Brasileira de Liquidação e Custódia to participate in the Offering

São Paulo, November 3, 2003.

Companhia Suzano de Papel e Celulose

Coordinators of the Offering

UBS Investment Bank

UNIBANCO

FILE N° 82-3550

04 FEB -3 AM 7:21

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. n° 60.651.726/0001-16

NOTICE TO THE MARKET

In compliance with Instruction No. 358 of January 3, 2002, of the Brazilian Exchange Commission ("CVM"), Companhia Suzano de Papel e Celulose ("Company") and its Controlling Company, Suzano Holding S.A. ("Suzano Holding") inform the public that on October 6, 2003 they have filed a request with CVM for registration of a primary public offering of common and preferred shares issued by the Company, and for registration of a secondary public offering of preferred shares issued by the Company and held by Shareholders Suzano Holding, J.P. Morgan International, Inc., Citicorp Mercantil Participações Investimentos S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil - Previ (jontly referred to as "Selling Shareholders"), all of them registered shares without par value. The primary and secondary public offerings of the shares of the Company shall be made simultaneously by the Company and by the Selling Shareholders ("Offering").

The Offering

The object of this Offering is thirty-nine million, one hundred and seventy-three thousand, one hundred and sixty-two (39,173,162) shares issued by the Company ("Shares"), of which (i) five million (5,000,000) are common shares ("Common Shares") and ten million (10,000,000) preferred shares ("Preferred Shares Object of the Primary Offering"), which shall be issued by the Company, within the limits of the authorized capital stock according to the Bylaws, and (ii) twenty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (24,173,162) Preferred Shares held by the Selling Shareholders ("Preferred Shares Object of the Secondary Offering" and, together with the Preferred Shares Object of the Primary Offering, the "Preferred Shares").

This total of thirty-nine million, one hundred and seventy-three thousand, one hundred and sixty-two (39,173,162) Shares object of the Offering, within the period of thirty (30) days after publication of the Initial Announcement of the Primary Public Offering of Common Shares and Preferred Shares and of the Secondary Public Offering of Preferred Shares issued by the Company, may be added by up to five million, one hundred and twenty-five thousand, nine hundred and seventy-four (5,125,974) Preferred Shares issued by the Company, held by the Selling Shareholders, for the exclusive purpose of supplying a possible excess of demand that may be verified in the course of the Offering period, with the consequent increase of the number of Preferred Shares to be offered in the secondary public offering ("Additional Shares").

The Offering shall be coordinated by Banco UBS S.A. ("UBS") and Unibanco – União de Bancos Brasileiros S.A. ("Unibanco" and, together with UBS, "Coordinators"). The Preferred Shares shall be the object of primary and secondary public offerings in Brazil, in the non-organized over-the-counter market, in compliance with CVM Instruction No. 13 of September 30, 1980 ("CVM Instruction No. 13/80") and CVM Instruction No. 88, of November 3, 1988

("CVM Instruction No. 88/88"). Concurrent efforts shall be made to sell the Preferred Shares abroad, targeting foreign institutional investors ("Foreign Institutional Investors") qualified by and registered with CVM, under the terms of Resolution No. 2.689 of January 26, 2000, of the National Monetary Council, and according to the exemptions granted under *Rule 144-A* ("Rule 144A") and under *Regulation S* ("Regulation S") of the *United States Securities Act of 1933*, as amended ("*Securities Act*"), without needing, therefore, to request and obtain any registration for the offer and placement of the Preferred Shares abroad, not even with the *Securities and Exchange Commission*.

For this purpose, the Company and the Selling Shareholders engaged UBS Securities LLC, Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. and Unibanco Securities Inc. ("International Placement Agents") to make efforts, exclusively abroad, to sell Preferred Shares to Foreign Institutional Investors, such endeavors to be made in the United States of America in compliance with the procedures of Rule 144A of the *Securities Act of 1933*, as amended ("*Securities Act*"), and in countries other than the United States of America, Canada or Brazil, according to the legislation in force in the country of domicile of each investor, and in compliance with the procedures established in Regulation S of the *Securities Act*, and under the terms of the *Agency Agreement*, to be entered into by and between the Company, Selling Shareholders and the International Placement Agents. The Preferred Shares that are the object of the sales efforts by the International Placement Agents abroad, with Foreign Institutional Investors, shall necessarily be subscribed, acquired, paid and settled with the Coordinators.

After the concession of the relevant registration for the primary public offering, and secondary public offering by CVM, the Coordinators shall carry out the public offering of the total Preferred Shares object of the Offering under firm guarantee of subscription and acquisition regime, and the total Common Shares object of the Offering shall be placed by the Coordinators under the regime of best placement efforts. Suzano Holding S.A. shall provide firm guarantee of subscription of the total Common Shares object of the Offering.

Participation of Shareholders and Investors

The Coordinators, under the terms of CVM Instruction No. 13/80 and CVM Instruction No. 88/88 and all other institutions that were subcontracted by them to participate in the Offering as shown below ("Subcontracted Participants") shall place the Shares with: (a) Shareholders of the Company that submit a Shares Reservation Request (as defined below), (b) investors that are natural persons or legal entities not considered as Institutional Investors and who submit the Reservation Request for Preferred Shares ("Non-Institutional Investors"), (c) investment clubs registered with the São Paulo Stock Exchange – BOVESPA, according to the regulations currently in force, that submit a Reservation Request for Preferred Shares ("Investment Clubs") and (d) Institutional Investors, observing the conditions described in the item "*Distribution Procedures*" below.

Considered as Institutional Investors, for the purpose of this Offering are, investment funds, pension funds, third-party asset managers registered with CVM, entities authorized to operate by Banco Central do Brasil, [Brazilian Central Bank] insurance companies, private pension and capitalization funds and other Institutional Investors ("Institutional Investors").

Distribution Procedures

After the concession of the relevant registration by CVM, a primary public offering, and a secondary public offering shall be made by the Coordinators of the Offering, and by the other institutions subcontracted by them to participate in the Offering, in the non-organized over-the-counter market, under differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13/80, observing the provisions given below. The Shares to be subscribed and/or acquired under this Offering shall be entitled to receive full dividends relative to the fiscal year ended on December 31, 2003, and shall be entitled also to receive, as from the date of their issuance and/or sale, all other benefits granted to the other holders of Common Shares and Preferred Shares issued by the Company, according to the provisions of Law No. 6404, of December 15, 1976 ("Corporate Law"), and according to the Company's By-laws.

Reservation Period

The Shareholders of the Company shall be granted a period of nine (9) business days, beginning on November 6, 2003 and ending on November 18, 2003, inclusive, ("Reservation Period"), that may be extended by the Coordinators, to place their reservation requests by filling out a specific form ("Reservation Request"), for the subscription of Shares under the conditions described below. Likewise, the Non-Institutional Investors and the Investment Clubs may also submit Reservation Requests for the subscription and/or acquisition of Preferred Shares during the Reservation Period. The Shareholders of the Company, Non-Institutional Investors and the Investment Clubs shall submit their Reservation Requests at the offices of the Coordinators and of the Subcontracted Participants, indicated below. The Shareholders of the Company, Non-Institutional Investors and Investment Clubs that are interested in submitting reservation requests during the Reservation Period must carefully read the terms and conditions stipulated in the Reservation Requests, especially as regards the conditions set for deposit and return of values, the possibility of presentation of bank guarantee by the shareholders, settlement of the Offering and the limits for the subscription and/or acquisition of the Shares.

Reservation Request submitted by Shareholders that hold Preferred Shares

Shareholders that hold Preferred Shares issued by the Company, that are interested in subscribing Preferred Shares, during the Reservation Period described above, must place the Reservation Request in compliance with the conditions described below. The Reservation Request for Preferred Shares shall be made against full cash deposit in national currency of the amount of the investment, at the time of reservation, or against presentation of a bank guarantee letter assuring payment of the amount invested. There shall be no minimum amount for placing a Reservation Request by shareholders that hold Preferred Shares issued by the Company. Each shareholder that holds Preferred Shares issued by the Company may place its Reservation Request so that the shareholder may subscribe Preferred Shares up to the number of shares required for maintenance of the shareholder's proportional interest in the capital stock, according to the position verified after closing of trading at the São Paulo Exchange - BOVESPA on November 4, 2003. All Reservation Requests for Preferred Shares placed by Shareholders of the Company shall be accepted up to the number of Preferred Shares offered, and there will be no apportionment among the shareholders.

Likewise, the provisions of sub-items (b) and (e), of the item *"Reservation Request by Non-Institutional Investors and by Investment Clubs"* below shall apply also to Shareholders of the Company that submit Reservation Request for Preferred Shares.

Reservation Request by Shareholders that hold Common Shares

Suzano Holding, controlling shareholder of the Company and holder of approximately ninety-two percent (92%) of its Common Shares, shall submit its Reservation Request and will fill out its subscription form with UBS so that it is assured the subscription of all Common Shares that are the object of this Offering. The total number of Common Shares issued by the Company is currently directly or indirectly held by members of the Feffer family, mostly through Suzano Holding.

Reservation Request by Non-Institutional Investors and by Investment Clubs

The Preferred Shares object of the Offering that are not subscribed by Shareholders of the Company that submitted Reservation Requests shall be accorded priority for placement with Non-Institutional Investors and Investment Clubs, observing, however, that Reservation Requests placed by Non-Institutional Investors and by Investment Clubs shall only be accepted after full acceptance of Reservation Requests for Preferred Shares submitted by the Shareholders of the Company, under the following conditions:

(a) the Non-Institutional Investors and Investment Clubs interested shall submit reservations for the Preferred Shares, by filling out the Reservation Request, making a full cash deposit in national currency for the amount of the investment, observing a minimum investment value of one thousand reais (R$1.000,00), a maximum investment value of three hundred thousand reais (R$300.000,00) per Non-Institutional Investors, and a maximum investment value of one million and five hundred thousand reais (R$ 1.500.000,00) per Investment Club;

(b) on the date of settlement of the Offering, each Coordinator or each Subcontracted Participant, as the case may be, with which a Reservation Request is submitted, shall deliver to each Non-Institutional Investor or to each Investment Club that has made a reservation with them, the amount of Preferred Shares corresponding to the equivalent between the amount deposited and the price for subscription/acquisition of each Preferred Share. If such equivalent results in a fraction of share, the difference between the amount deposited and the value of the full Preferred Share shall be returned to the Non-Institutional Investor or to Investment Club by the respective Coordinator or by the Subcontracted Participant, as the case may be, without interest or adjustment for inflation, deducting the value of the Temporary Tax on Financial Transactions [*Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira – CPMF*] ("CPMF"), within five (5) business days of the date of Settlement of the Offering;

(c) if the total Reservation Requests for Preferred Shares submitted by Non-Institutional Investors or by Investment Clubs is equal to or less than the total Preferred Shares that remain from the Offering after acceptance of the Reservation Requests of the Shareholders of the Company, as stipulated above, there will be no apportionment, with full acceptance of all reservations submitted by all Non-Institutional Investors and Investment Clubs; any remnant

shares of those offered to Non-Institutional Investors and Investment Clubs shall be destined to the Institutional Investors, under the terms described below;

(d) if the total Reservation Requests for Preferred Shares submitted by Non-Institutional Investors and by Investment Clubs is in excess of the total Preferred Shares object of the Offering that remained after acceptance of the Reservation Request of the Shareholders of the Company, an apportionment shall be made of these Preferred Shares among all the Non-Institutional Investors and all Investment Clubs, and the non-utilized balance of the deposits made, after deducting the CPMF tax, shall be returned to the Non-Institutional Investors or Investment Clubs, without interest or adjustment for inflation, within three (3) business days of the date of the Settlement; and

(e) in the event that the Offering is not concluded, or in case of termination of the Agreement for Coordination, Firm Guarantee of Subscription, Acquisition and Placement of Preferred Shares, and Best Efforts for Placement of Common Shares issued by Companhia Suzano de Papel e Celulose, the Reservation Requests shall be automatically canceled and the Coordinators or Subcontracted Participants, as the case may be, shall return to the Non-Institutional Investors and Investment Clubs that placed reservations with them, the amount deposited, without interest or adjustment for inflation, after deducting the CPMF tax, within five (5) business days of the date of the automatic cancellation of the Reservation Requests.

Institutional Investors

The remnant of Preferred Shares not destined to Shareholders of the Company, Non-Institutional Investors and Investment Clubs that have placed Reservation Requests during the Reservation Period, shall be destined for public offer to the Institutional Investors that are clients of the institutions participant in the Offering; advance reservations for such Institutional Investors are not allowed and there is no stipulation of minimum or maximum values for investment.

If the number of Preferred Shares object of the orders received from Institutional Investors during the bookbuilding process exceeds the total Preferred Shares that are remaining after acceptance of the Reservation Requests submitted by the shareholders, Non-Institutional Investors and Investment Clubs, priority shall be accorded to the orders of the Institutional Investors which, as deemed by the Coordinators, the Company and Selling Shareholders, are more compliant with the objective of this Offering, that is, to create a diversified base of shareholders formed by Institutional Investors with different criteria of evaluation regarding the long-term prospects of the Company, its segment of operation and the Brazilian and international macro-economic scenario.

The Institutional Investors may subscribe and/or acquire the Preferred Shares through cash payment, in national currency, at the time of subscription and/or acquisition.

Issuance and/or Sales Price

The issuance price of the Common Shares and issuance/sales price of the Preferred Shares shall be fixed after (a) submittal of the Reservation Requests during the Reservation Period, and (b) conclusion of the bookbuilding process, to be conducted by the Coordinators, according to the provisions of Article 170, Paragraph One, Subitem III, of the Corporate Law,

and adopting as parameter the price of the Preferred Shares as quoted by the São Paulo Stock Exchange – BOVESPA (since its Common Shares do not have liquidity), on the date when the issuance price of the Shares is set, admitting premium or discount over the average weighted price of the Preferred Shares issued by the Company quoted by BOVESPA on that date, based on market conditions. The issuance price of the Shares shall be approved by the Board of Directors of the Company, before concession of the registration of these public offerings by CVM.

The Shareholders of the Company, Non-Institutional Investors, and Investment Clubs that submitted Reservation Requests shall not have direct participation in the issuance price-setting process of the Shares, and such investors shall note that the price for subscription and/or acquisition may be different, higher or lower, in relation to the prices of the Preferred Shares issued by the Company quoted by the São Paulo Stock Exchange – BOVESPA, on the date of definition of the issuance price of the Shares or on the date of submittal of the respective Reservation Request.

Stabilization

A mechanism shall be created for stabilization of the price of the Preferred Shares object of the Offering, and UBS, at its exclusive discretion, may perform activities for stabilization of the price of the Preferred Shares that shall be ruled by the Private Agreement for Stabilization of the Price of the Preferred Shares, which shall be previously submitted to analysis and approval of CVM.

Additional Information

It is recommended to investors and Shareholders of the Company, before making any investment decision, the reading of the Preliminary Prospectus of the Offering. The investors who wish to receive the Preliminary Prospectus or additional information may go, as from November 4, 2003, to the headquarters of Unibanco – União de Bancos Brasileiros S.A., at Av. Eusébio Matoso, No. 891, São Paulo, State of São Paulo, or to the offices of Banco UBS S.A., at Av. Juscelino Kubitschek, No. 50, 6° andar, São Paulo, State of São Paulo and at Praia de Botafogo, No. 228, 16° andar, Ala B, in Rio de Janeiro, State of Rio de Janeiro, or to the offices of the Subcontracted Participants indicated below. Additionally, the Preliminary Prospectus shall be available at CVM, located at Rua Sete de Setembro, No. 111, 5° andar, Rio de Janeiro, State of Rio de Janeiro, as well as at Rua Formosa, No. 367, 20° andar, Centro, in São Paulo, State of São Paulo.
"Read the Preliminary Prospectus before accepting the Offering".

Additional information on the Offering and reservation procedures may be obtained from Unibanco, at telephone No. (11) 3097.4577, from UBS at telephone No. (21) 2555.3020 and from the offices of the Subcontracted Participants indicated below. The full text of this Communication to the Market, as well as the Preliminary Prospectus of the Offering, is available at the website of Unibanco www.unibanco.com. Additional information on the brokers of securities accredited with CBLC-Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing House for Custody and Settlement of Securities) to participate in this Offering in the capacity of Subcontracted Participant may be obtained from the website of

Companhia Brasileira de Liquidação e Custódia - CBLC www.cblc.com.br. The Company and the Coordinators of the Offering shall present a road show of the Offering to investors on November 4, 2003, at 8:30 a.m. in the city of São Paulo, at the Hotel Intercontinental, located at Alameda Santos, 1123.

According to article 9 of CVM Instruction No. 13/80 and article 9 of CVM Instruction No. 88/88, Bank UBS S.A., in its capacity as leading institution of the primary public offering and secondary public offering, has filed the respective request for registration of the Offering with CVM on October 6, 2003, and this Offering is subject to the previous approval by CVM.

Each Shareholder and/or Institutional Investor and/or Investment Club may submit a Reservation Request with only one of the Coordinators or of the Subcontracted Participants.

The Coordinators and Subcontracted Participants shall only accept Reservation Request submitted by investors holders of bank account or investment account open with the Bank and kept by the respective investor. The shareholders that wish to submit a Reservation Request for Shares of the Company through presentation of bank guarantee letter shall do this exclusively through the offices of Bank UBS S.A., at Av. Juscelino Kubitschek, No. 50, 6° andar, São Paulo, State of São Paulo. Following are the addresses of the Coordinators and Subcontracted Participants where the Shareholders of the Company, Non-Institutional Investors and Investment Clubs may go to submit their reservations of Preferred Shares of the Company:

- **Bank UBS S.A.**
  Av. Juscelino Kubitschek, No. 50, 6° andar, São Paulo, State of São Paulo

- **Unibanco – União de Bancos Brasileiros S.A.**
  All branches of the Unibanco – União de Bancos Brasileiros S.A.

- **Brokers**
  Offices of the brokers of securities accredited with CBLC-Companhia Brasileira de Liquidação e Custódia to participate in the Offering

São Paulo, November 3, 2003.

Companhia Suzano de Papel e Celulose

Coordinators of the Offering

UBS Investment Bank

UNIBANCO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
Taxpayer Identification Nº 60.651.726/0001-16
NIRE 35.300.015.398

Minutes of Meeting of the Board of Directors
Held on November 3, 2003

Date, Time and Place: November 3, 2003, at 9:00 a.m., in the headquarters of the Company, located at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in the city of São Paulo, State of São Paulo.

Attendance: all the members of the Board of Directors.

Presiding Board: David Feffer - Chairman.
Fabio Eduardo de Pieri Spina - Secretary.

Agenda: To resolve upon:

(i) the increase of the capital stock of the Company within the limits of the authorized capital, according to its Bylaws, by means of a primary public offering of common and preferred shares;
(ii) the manner of placement of the shares to be issued;
(iii) the exclusion of the preemptive rights of the Company's Shareholders for subscription of the new shares;
(iv) the rights attributable to the holders of the shares to be issued; and
(v) the destination of the resources to be obtained by the Company as a result of the capital increase.

Resolutions unanimously approved:

(i) The increase of the share capital of the Company within the limit of the authorized capital, by means of the issuance for primary public subscription of five million (5,000,000) common shares and ten million (10,000,000) preferred shares, all of which in the nominative form and with no par value, establishing that the price of the shares to be issued, as well as all other conditions for the primary public offering shall be determined at a later date by this Board of Directors, in a meeting to be convened for this purpose, before the concession of the registration of the public offering by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM).

(ii) The placement of the shares in Brazil, by means of a primary public offering, in the non-organized over-the-counter market and under a differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13, of September 30, 1980, with simultaneous selling efforts of the preferred shares abroad targeting, in this case, their placement with foreign institutional investors qualified and registered with CVM, under the terms of Resolution No. 2.689 of January 26,

2000, of the National Monetary Council (Conselho Monetário Nacional), and according to the exemptions granted under Rule 144A and under Regulation S of the United States Securities Act of 1933.

(iii) The exclusion of the preemptive right of the current shareholders of the Company on the subscription of the new shares to be issued, as provided in Article 172 of Law No. 6404 of December 15, 1976 and in the By-laws of the Company, provided that the shareholders shall be granted a reservation period to be informed by a Notice to the Market that shall be published by the Company including, also, all other conditions to be observed. During the reservation period each shareholder may submit a reservation request for the subscription of shares of the same type of those already held, up to the number of shares required for maintenance of the shareholder's proportional interest in the capital stock, according to the position verified after closing of trading in the Stock Exchange on November 4, 2003.

(iv) That the new common and preferred shares to be issued in connection with this increase of the capital stock shall provide their holders with the same rights as those attributed to the current common and preferred shares either by the Bylaws of the Company and by the applicable legislation, provided further that they shall be entitled to receive full dividends relative to the fiscal year to be ended on December 31, 2003, being also entitled to receive, as from the date of their issuance, all other benefits and proceeds granted to the other holders of Common Shares and Preferred Shares, under the terms of the Bylaws of the Company.

(v) The resources to be obtained by the Company as a result of the capital increase shall be used by the Company, among other things, for investment in working capital and general use by the Company, in capital investments for modernization and optimization of the manufacturing units and for reduction of the Company's net indebtedness.

Closing: There being no further matter for discussion, these minutes were drawn, and having been approved, were signed by all the members of the Board of Directors. São Paulo, November 3, 2003. signed) David Feffer, Daniel Feffer, Boris Tabacof, Augusto Esteves de Lima Junior, Jorge Feffer, Cláudio Thomaz Lobo Sonder, Antonio Carlos de Vasconcelos Valença, Antonio de Souza Corrêa Meyer, Oscar de Paula Bernardes Neto.

This is a true copy of the original document drawn in the Book of Meetings.

Fabio Eduardo de Pieri Spina
Secretary

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
Taxpayer Identification N° 60.651.726/0001-16
NIRE 35.300.015.398

Minutes of Meeting of the Board of Directors
Held on November 3, 2003

Date, Time and Place: November 3, 2003, at 9:00 a.m., in the headquarters of the Company, located at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in the city of São Paulo, State of São Paulo.

Attendance: all the members of the Board of Directors.

Presiding Board: David Feffer - Chairman.
Fabio Eduardo de Pieri Spina - Secretary.

Agenda: To resolve upon:

(i) the increase of the capital stock of the Company within the limits of the authorized capital, according to its Bylaws, by means of a primary public offering of common and preferred shares;
(ii) the manner of placement of the shares to be issued;
(iii) the exclusion of the preemptive rights of the Company's Shareholders for subscription of the new shares;
(iv) the rights attributable to the holders of the shares to be issued; and
(v) the destination of the resources to be obtained by the Company as a result of the capital increase.

Resolutions unanimously approved:

(i) The increase of the share capital of the Company within the limit of the authorized capital, by means of the issuance for primary public subscription of five million (5,000,000) common shares and ten million (10,000,000) preferred shares, all of which in the nominative form and with no par value, establishing that the price of the shares to be issued, as well as all other conditions for the primary public offering shall be determined at a later date by this Board of Directors, in a meeting to be convened for this purpose, before the concession of the registration of the public offering by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM).

(ii) The placement of the shares in Brazil, by means of a primary public offering, in the non-organized over-the-counter market and under a differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13, of September 30, 1980, with simultaneous selling efforts of the preferred shares abroad targeting, in this case, their placement with foreign institutional investors qualified and registered with CVM, under the terms of Resolution No. 2.689 of January 26,

2000, of the National Monetary Council (Conselho Monetário Nacional), and according to the exemptions granted under Rule 144A and under Regulation S of the United States Securities Act of 1933.

(iii) The exclusion of the preemptive right of the current shareholders of the Company on the subscription of the new shares to be issued, as provided in Article 172 of Law No. 6404 of December 15, 1976 and in the By-laws of the Company, provided that the shareholders shall be granted a reservation period to be informed by a Notice to the Market that shall be published by the Company including, also, all other conditions to be observed. During the reservation period each shareholder may submit a reservation request for the subscription of shares of the same type of those already held, up to the number of shares required for maintenance of the shareholder's proportional interest in the capital stock, according to the position verified after closing of trading in the Stock Exchange on November 4, 2003.

(iv) That the new common and preferred shares to be issued in connection with this increase of the capital stock shall provide their holders with the same rights as those attributed to the current common and preferred shares either by the Bylaws of the Company and by the applicable legislation, provided further that they shall be entitled to receive full dividends relative to the fiscal year to be ended on December 31, 2003, being also entitled to receive, as from the date of their issuance, all other benefits and proceeds granted to the other holders of Common Shares and Preferred Shares, under the terms of the Bylaws of the Company.

(v) The resources to be obtained by the Company as a result of the capital increase shall be used by the Company, among other things, for investment in working capital and general use by the Company, in capital investments for modernization and optimization of the manufacturing units and for reduction of the Company's net indebtedness.

Closing: There being no further matter for discussion, these minutes were drawn, and having been approved, were signed by all the members of the Board of Directors. São Paulo, November 3, 2003. signed) David Feffer, Daniel Feffer, Boris Tabacof, Augusto Esteves de Lima Junior, Jorge Feffer, Cláudio Thomaz Lobo Sonder, Antonio Carlos de Vasconcelos Valença, Antonio de Souza Corrêa Meyer, Oscar de Paula Bernardes Neto.

This is a true copy of the original document drawn in the Book of Meetings.

Fabio Eduardo de Pieri Spina
Secretary

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ/MF N°. 60.651.726/0001-16

NOTICE TO STOCKHOLDERS

The Company announces that, the Board of Directors, at a meeting held on October 6, 2003, approved the proposal for the payment of interest on equity. The Executive Officers fixed the payment date on December 19, 2003, in the amounts described below, with the taxation of fifteen percent (15%) of withholding income tax, according to current laws.

1 – INTEREST ON EQUITY

1.1. In the amount of R$ 55,000,000.00 corresponding to gross interest of:
- R$ 0.189244362 per common stock, and
- R$ 0.208168798 per preferred stock.

1.2. The interest on equity will be assigned to the dividend value of the current fiscal year, for all corporate laws effects.

1.3. The entities with tax exemption must observe the current law, sending the tax exemption documentation until December 15, 2003, to the following address:
Cia. Suzano de Papel e Celulose
Gerência de Relações com Investidores
Av. Brigadeiro Faria Lima, 1355 – 7° andar – CEP 01452-919 – São Paulo – SP – Brazil
Tel: (55 11) 3037-9062

The outstanding stocks on December 12, 2003 shall have rights on interest on equity and shall be negotiated ex-right on December 15, 2003.

2 - INSTRUCTIONS REFERRING TO THE CREDIT OF THE INTEREST ON OWN CAPITAL

2.1. **Nominative Stocks:** The shareholders shall have their credits available in the beginning of the payment of this benefit, in the bank accounts informed to Banco Itaú S.A.

2.2. **Stockholders whose data is not up-to-date:** The interest on equity of stockholders whose registration data do not show either the taxpayer register ("CPF/CNPJ") or their credit options shall be paid after three (3) working days after either information is presented to Banco Itaú S.A.

2.3. At the same date, the amounts related to stockholders whose stocks are deposited at the stock exchanges will be made available, that will repass them to brokerage firms so these companies shall credit those amounts to the stockholders.

2.4. **Addresses to attend the stockholders:** Branches of Banco Itaú S.A. specialized in stockholders attendance, in bank working hours.

São Paulo, December 09, 2003

Bernardo Szpigel
Financial and Investor Relations Director

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ/MF N° 60.651.726/0001-16

NOTICE TO STOCKHOLDERS

The Company announces that, the Board of Directors, at a meeting held on October 6, 2003, approved the proposal for the payment of interest on equity. The Executive Officers fixed the payment date on December 19, 2003, in the amounts described below, with the taxation of fifteen percent (15%) of withholding income tax, according to current laws.

1 – INTEREST ON EQUITY

1.1. In the amount of R$ 55,000,000.00 corresponding to gross interest of:
- R$ 0.189244362 per common stock, and
- R$ 0.208168798 per preferred stock.

1.2. The interest on equity will be assigned to the dividend value of the current fiscal year, for all corporate laws effects.

1.3. The entities with tax exemption must observe the current law, sending the tax exemption documentation until December 15, 2003, to the following address:
Cia. Suzano de Papel e Celulose
Gerência de Relações com Investidores
Av. Brigadeiro Faria Lima, 1355 – 7° andar – CEP 01452-919 – São Paulo – SP – Brazil
Tel: (55 11) 3037-9062

The outstanding stocks on December 12, 2003 shall have rights on interest on equity and shall be negotiated ex-right on December 15, 2003.

2 - INSTRUCTIONS REFERRING TO THE CREDIT OF THE INTEREST ON OWN CAPITAL

2.1. **Nominative Stocks:** The shareholders shall have their credits available in the beginning of the payment of this benefit, in the bank accounts informed to Banco Itaú S.A.

2.2. **Stockholders whose data is not up-to-date:** The interest on equity of stockholders whose registration data do not show either the taxpayer register ("CPF/CNPJ") or their credit options shall be paid after three (3) working days after either information is presented to Banco Itaú S.A.

2.3. At the same date, the amounts related to stockholders whose stocks are deposited at the stock exchanges will be made available, that will repass them to brokerage firms so these companies shall credit those amounts to the stockholders.

2.4. **Addresses to attend the stockholders:** Branches of Banco Itaú S.A. specialized in stockholders attendance, in bank working hours.

São Paulo, December 09, 2003

Bernardo Szpigel
Financial and Investor Relations Director

FILE № 82-3550

04 FEB -3 AM 7:21

NÍVEL 1 MERCADO BOVESPA - BRASIL

"This notice is exclusively for information, and is not an offer for the sale of securities"

Notice of Closing of the Primary Public Offering of Common Shares and Preferred Shares and Secondary Offering of Preferred Shares

Selling Shareholders

Caixa de Previdência dos Funcionários do Banco do Brasil – Previ
Citicorp Mercantil Participações Investimentos S.A.
J.P. Morgan International Inc.
Suzano Holding S.A.

Coordinators

UBS Investment Bank

UNIBANCO

Subcontracted Coordinators

• Banco de Investimentos Credit Suisse First Boston S.A.
• Banco Pactual S.A.
• Banco Santander Brasil S.A.

Premium Participant	*Silver Participant*
• Magliano S.A. CCVM • SLW CVC Ltda. • Planner Corretora de Valores S.A. • Intra S.A. CCV • Banco Itaú BBA S.A. • Corretora Geral de Valores • Petra Personal Trader CTVM	Ágora Senior CTVM S.A. ***Participant*** Coinvalores CCVM

Other Participants

Spinelli CTVM	Fator Doria Atherino S.A. CV
Corretora Souza Barros Câmbio e Títulos S.A.	Geração Futuro Corretora de Valores Ltda.
Bradesco CTVM	Banif Primus CVC S.A.
Corretora Sudameris CCVM	Finabank CCTVM Ltda.

Inform the total acquisition of five million (5,000,000) common shares ("Common Shares") and thirty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (34,173,162) preferred shares ("Preferred Shares" and, when referred to jointly with the Common Shares, "Shares"), in addition to the disposal of five million one hundred and twenty-five thousand, nine hundred and seventy-four (5,125,974) preferred shares, object of the option of additional shares ("Additional Shares"), all of them registered book shares without par value, at the price of ten reais (R$ 10,00) per Common Share and ten reais (R$ 10,00) per Preferred Share, issued by:

SUZANO

Companhia Suzano de Papel e Celulose
Publicly Held Authorized Capital Company
CNPJ/MF nº 60.651.726/0001-16
Av. Brigadeiro Faria Lima, No. 1355 – 5.º / 10.º andares
São Paulo, SP – CEP 01452-919

totaling the amount of
R$ 442.299.136,00

Of the total number of shares, 5,000,000 Common Shares and 10,000,000 Preferred Shares were issued by Companhia Suzano de Papel e Celulose ("Company"), and were the object of a primary public offering. The capital increase and the public offering of Common Shares and Preferred Shares were approved by the Meetings of the Board of Directors of the Company held on October 6, 2003 and November 3, 2003, respectively, and the setting of the issue price of Common Shares and Preferred Shares was approved by the Meeting of the Board of Directors of the Company held on November 20, 2003.

Additionally, Suzano Holding S.A., J.P. Morgan International, Inc., Citicorp Mercantil Participações Investimentos S.A., and Caixa de Previdência dos Funcionários do Banco do Brasil – Previ sold a total of twenty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (24,173,162) Preferred Shares, and five million, one hundred and twenty-five thousand, nine hundred and seventy-four (5,125,974) Additional Preferred Shares owned by J.P. Morgan International, Inc. and Citicorp Mercantil Participações Investimentos S.A., in a secondary public offering.

For the purposes of Article 9 of CVM Instruction No. 13/80 and provisions of Article 9 of CVM Instruction No. 88/88, Bank UBS S.A. is the Leading Coordinator of this public offering.

The depository financial institution of the Shares is Banco Itaú S.A., with address at Rua Boa Vista, No. 167, in the city of São Paulo, State of São Paulo.

These public primary and secondary offerings were previously submitted to CVM and were registered under the following numbers: Primary Offering: CVM/SRE/REM/2003/002, on November 21, 2003 and Secondary Offering: CVM/SRE/SEC/2003/006, on November 21, 2003.

ANBID

"This public Offering was prepared in accordance with the provisions of the Self-Regulatory Code of ANBID for Public Offerings of Securities registered with the 5º Ofício de Títulos e Documentos (5th Registry of Deeds and Documents) of the state of Rio de Janeiro under No. 497585, complying with the minimum information standards contained therein, and ANBID has no responsibility regarding such information, the quality of the Company, of the participant institutions and securities which are the object of the Offering."

NÍVEL 1
MERCADO
BOVESPA - BRASIL

**"This notice is exclusively for information,
and is not an offer for the sale of securities"**

Notice of Closing of the Primary Public Offering of Common Shares and Preferred Shares and Secondary Offering of Preferred Shares

Selling Shareholders

Caixa de Previdência dos Funcionários do Banco do Brasil – Previ
Citicorp Mercantil Participações Investimentos S.A.
J.P. Morgan International Inc.
Suzano Holding S.A.

Coordinators

UBS Investment Bank   UNIBANCO

Subcontracted Coordinators

• Banco de Investimentos Credit Suisse First Boston S.A.
• Banco Pactual S.A.
• Banco Santander Brasil S.A.

Premium Participant	***Silver Participant***
• Magliano S.A. CCVM • SLW CVC Ltda. • Planner Corretora de Valores S.A. • Intra S.A. CCV • Banco Itaú BBA S.A. • Corretora Geral de Valores • Petra Personal Trader CTVM	Ágora Senior CTVM S.A. ***Participant*** Coinvalores CCVM

Other Participants

Spinelli CTVM	Fator Doria Atherino S.A. CV
Corretora Souza Barros Câmbio e Títulos S.A.	Geração Futuro Corretora de Valores Ltda.
Bradesco CTVM	Banif Primus CVC S.A.
Corretora Sudameris CCVM	Finabank CCTVM Ltda.

Inform the total acquisition of five million (5,000,000) common shares ("Common Shares") and thirty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (34,173,162) preferred shares ("Preferred Shares" and, when referred to jointly with the Common Shares, "Shares"), in addition to the disposal of five million one hundred and twenty-five thousand, nine hundred and seventy-four (5,125,974) preferred shares, object of the option of additional shares ("Additional Shares"), all of them registered book shares without par value, at the price of ten reais (R$ 10,00) per Common Share and ten reais (R$ 10,00) per Preferred Share, issued by:

SUZANO

Companhia Suzano de Papel e Celulose
Publicly Held Authorized Capital Company
CNPJ/MF nº 60.651.726/0001-16
Av. Brigadeiro Faria Lima, No. 1355 – 5.º / 10.º andares
São Paulo, SP – CEP 01452-919

totaling the amount of
R$ 442.299.136,00

Of the total number of shares, 5,000,000 Common Shares and 10,000,000 Preferred Shares were issued by Companhia Suzano de Papel e Celulose ("Company"), and were the object of a primary public offering. The capital increase and the public offering of Common Shares and Preferred Shares were approved by the Meetings of the Board of Directors of the Company held on October 6, 2003 and November 3, 2003, respectively, and the setting of the issue price of Common Shares and Preferred Shares was approved by the Meeting of the Board of Directors of the Company held on November 20, 2003.

Additionally, Suzano Holding S.A., J.P. Morgan International, Inc., Citicorp Mercantil Participações Investimentos S.A., and Caixa de Previdência dos Funcionários do Banco do Brasil – Previ sold a total of twenty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (24,173,162) Preferred Shares, and five million, one hundred and twenty-five thousand, nine hundred and seventy-four (5,125,974) Additional Preferred Shares owned by J.P. Morgan International, Inc. and Citicorp Mercantil Participações Investimentos S.A., in a secondary public offering.

For the purposes of Article 9 of CVM Instruction No. 13/80 and provisions of Article 9 of CVM Instruction No. 88/88, Bank UBS S.A. is the Leading Coordinator of this public offering.

The depository financial institution of the Shares is Banco Itaú S.A., with address at Rua Boa Vista, No. 167, in the city of São Paulo, State of São Paulo.

These public primary and secondary offerings were previously submitted to CVM and were registered under the following numbers: Primary Offering: CVM/SRE/REM/2003/002, on November 21, 2003 and Secondary Offering: CVM/SRE/SEC/2003/006, on November 21, 2003.

ANBID

"This public Offering was prepared in accordance with the provisions of the Self-Regulatory Code of ANBID for Public Offerings of Securities registered with the 5º Ofício de Títulos e Documentos (5th Registry of Deeds and Documents) of the state of Rio de Janeiro under No. 497585, complying with the minimum information standards contained therein, and ANBID has no responsibility regarding such information, the quality of the Company, of the participant institutions and securities which are the object of the Offering."

FILE N° 82-3550

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J.M.F n°. 60.651.726/0001-16

Bahia Sul

BAHIA SUL CELULOSE S.A.
Publicly Held Company
C.N.P.J.M.F. n°. 16.404.287/0001-55

RELEVANT FACT

Companhia Suzano de Papel e Celulose and Bahia Sul Celulose S.A., ("Companies"), in accordance to CVM Instruction n° 358, of January 3rd, 2002, communicate to their shareholders and to the market that their respective Board of Directors, in meetings held on December 19, 2003, authorized the continuity of the detailed engineering and economic feasibility studies for the implantation of a second pulp production line, at the Mucuri unit of Bahia Sul Celulose S.A.

The new pulp production line, with the capacity of 1 million tons per year, will demand an investment of approximately US$ 1.2 billion and the start-up of its operation is expected for the first quarter of 2007. The second pulp production line will increase the capacity of the Mucuri's unit up to 1.65 million tons per year.

The project's technic detailing and the planning of a long-term funding structure compatible with the investment will immediately begin aimming at its final approval, foreseen for the second semester of 2004.

The Companies believe that this project will improve significantly their future business prospects and, due to its cost competitiveness and production scale, it represents another step toward the consolidation of an important position in the global eucalyptus pulp market.

São Paulo, December 22, 2003.

Bernardo Szpigel
Financial and Investor Relations Director
Cia. Suzano de Papel e Celulose
Bahia Sul Celulose S.A.

FILE N° 82-3550

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J.M.F n°. 60.651.726/0001-16

Bahia Sul

BAHIA SUL CELULOSE S.A.
Publicly Held Company
C.N.P.J.M.F. n°. 16.404.287/0001-55

RELEVANT FACT

Companhia Suzano de Papel e Celulose and Bahia Sul Celulose S.A., ("Companies"), in accordance to CVM Instruction n° 358, of January 3rd, 2002, communicate to their shareholders and to the market that their respective Board of Directors, in meetings held on December 19, 2003, authorized the continuity of the detailed engineering and economic feasibility studies for the implantation of a second pulp production line, at the Mucuri unit of Bahia Sul Celulose S.A.

The new pulp production line, with the capacity of 1 million tons per year, will demand an investment of approximately US$ 1.2 billion and the start-up of its operation is expected for the first quarter of 2007. The second pulp production line will increase the capacity of the Mucuri's unit up to 1.65 million tons per year.

The project's technic detailing and the planning of a long-term funding structure compatible with the investment will immediately begin aimming at its final approval, foreseen for the second semester of 2004.

The Companies believe that this project will improve significantly their future business prospects and, due to its cost competitiveness and production scale, it represents another step toward the consolidation of an important position in the global eucalyptus pulp market.

São Paulo, December 22, 2003.

Bernardo Szpigel
Financial and Investor Relations Director
Cia. Suzano de Papel e Celulose
Bahia Sul Celulose S.A.

SHAREHOLDERS AGREEMENT BETWEEN BNDES PARTICIPAÇÕES S.A.- BNDESPAR, NEMOFEFFER S.A. AND THE CONTROLLING SHAREHOLDERS OF THE LATER, WITH THE INTERVENIENCE OF COMPANHIA SUZANO DE PAPEL E CELULOSE, AS FOLLOWS:

I. **BNDES PARTICIPAÇÕES S.A. - BNDESPAR**, a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social - BNDES, with headquarters in Brasília, DF, and service office in Rio de Janeiro (RJ), at Avenida República do Chile No. 100, 20º andar, corporate taxpayer (CNPJ/MF) No. 00.383.281/0001-09, duly represented in accordance with its Bylaws, hereinafter referred to simply as **BNDESPAR** and;

II. In its capacity as **CONTROLLING SHAREHOLDER,** as it is hereinafter referred to, **NEMOFEFFER S.A.**, a corporation with headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355 – 9º andar - parte, corporate taxpayer (CNPJ/MF) No. 60.651.809/0001-05, duly represented in accordance with its Bylaws;

III. In their capacity as **CONTROLLING SHAREHOLDERS of NEMOFEFFER S.A.,** as they are hereinafter referred to:

- **DAVID FEFFER,** Brazilian, married, industrial, bearer of ID-RG No. 4.617.720-6-SSP/SP and Individual Taxpayer (CPF/MF) No. 882.739.628-49, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9º andar - São Paulo/SP.

- **DANIEL FEFFER** - Brazilian, married, lawyer, bearer of ID-RG No. 4.617.718-SSP/SP and Individual Taxpayer (CPF-MF) No. 011.769.138-08, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9o andar – São Paulo/SP.

- **JORGE FEFFER**, Brazilian, married, business administrator, bearer of ID-RG No. 4.617.719-X SP, and Individual Taxpayer (CPF/MF) No. 013.965.718-50, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9º andar - São Paulo/SP.

- **RUBEN FEFFER**, Brazilian, married, business administrator, bearer of ID-RG No. 16.988.323-1 SP, and Individual Taxpayer (CPF/MF) No.157.423.548-60, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9º andar - São Paulo/SP.

- **BETTY VAIDERGORN FEFFER,** Brazilian, widow, housewife, bearer of ID-RG No. 2.009.990 SP, and Individual Taxpayer (CPF/MF) No. 011.769.348-05, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9º andar - São Paulo/SP.

- **FANNY FEFFER**, Brazilian, divorced, businesswoman, bearer of ID-RG No. 1.084.877 SP, and Individual Taxpayer (CPF/MF) No. 688.071.208-87, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 - 10° andar - São Paulo/SP.

IV. And as **INTERVENIENT PARTY, COMPANHIA SUZANO DE PAPEL E CELULOSE,** a corporation with headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 5° ao 10° e 12° andares, corporate taxpayer (CNPJ/MF) No. 60.651.726/0001-16, with Bylaws duly registered in the Commercial Registry of the State of São Paulo ("JUCESP") under NIRE No. 3530015398, hereinafter referred to as **COMPANY**;

have agreed to enter this **SHAREHOLDERS' AGREEMENT**, according to the following clauses and conditions:

CLAUSE ONE

STATEMENT OF FACT

1.1 The **CONTROLLING SHAREHOLDER** states that, except for this instrument, there is no other **SHAREHOLDERS' AGREEMENT** intended for regulating their association. If any other **SHAREHOLDERS' AGREEMENT** is entered into in the realm of the **COMPANY**, as well as those that may be executed due to the acquisition of equity interest in **PORTUCEL** – Companhia Produtora de Pasta e Papel S/A, it is hereby agreed that, in case of conflict between the provisions of this Agreement and of any other **SHAREHOLDERS' AGREEMENT**, for as long as this Agreement is in force, its provisions shall always prevail.

1.2. The **COMPANY** represents that it is in good standing regarding all federal, state and local taxes and fiscal and parafiscal contributions and charges.

1.3. The Bylaws of the **COMPANY** are those approved by the Extraordinary General Meeting held on September 3, 2002, a copy of which is attached as Sole Appendix, with changes in its capital stock approved by the Meeting of the Board of Directors of the **COMPANY**, held on September 20, 2002.

1.4. As of November 16, 2002, the capital stock of the **COMPANY** was distributed as follows:

Shareholder	Common		Preferred		Grand Total	
	Thousand Shares	%	Thousand Shares	%	Thousand Shares	%
NEMOFEFFER S.A.	97,364.17	99.99	136.42	0.09	97,500.58	37.71
BNDES PARTICIPAÇÕES S..A.- BNDESPAR	-	-	32,590.14	20.22	32,590.14	12.61

Shareholder	Common		Preferred		Grand Total	
	Thousand Shares	**%**	**Thousand Shares**	**%**	**Thousand Shares**	**%**
J.P.MORGAN INTERNATIONAL INC.	-	-	22,678.00	14.07	22,678.00	8.77
ESPÓLIO DE LEON FEFFER	-	-	13,651.25	8.47	13,651.25	5.28
CXA.PREV.FUNC.BCO.DO BRASIL - PREVI	-	-	12,790.26	7.94	12,790.26	4.95
OUTROS	10.29	0,01	79,299.26	49.21	79,309.55	30.68
TOTAL	**97,374.46**	**100.00**	**161,14.32**	**100.00**	**258 ,519.78**	**100.00**

CLAUSE TWO

PURPOSE

2.1. The purpose of this **SHAREHOLDERS' AGREEMENT** is to establish the norms regulating the relationship and obligations arising from the share ownership of the **PARTIES** in the capital stock of **COMPANY,** according to the terms of article 118 of Law No. 6404 dated December 15, 1976.

2.2. The **PARTIES** agree that the compliance with the norms established in this SHAREHOLDERS' AGREEMENT is in the best interests of the **COMPANY**, from an operational viewpoint, as well as to achieve their corporate objects.

2.3. The participation of **BNDESPAR** in the capital stock of the **COMPANY** results from the subscription of preferred shares issued by the **COMPANY,** paid up strictly in accordance with the terms and conditions of the Public Offering for the Swap of Preferred Shares made by Companhia Suzano de Papel e Celulose to the holders of preferred shares issued by Bahia Sul Celulose S.A. ("BAHIA SUL"), published in the *Gazeta Mercantil* newspaper on August 16, 2002, which had the purpose of allowing the operational consolidation of the pulp and paper businesses of the **COMPANY** with those of **BAHIA SUL,** such consolidation being of interest to the shareholders of the **COMPANY** and **BAHIA SUL.**

CLAUSE THREE

JOINT SALE RIGHTS

3.1. Unless **BNDESPAR** elects to exercise its joint sale rights as provided in item **3.2** below, any transfer of the share control of the **COMPANY** to third parties must have as condition precedent the formal adhesion, by the purchaser, to this SHAREHOLDERS' AGREEMENT, binding himself by all the terms and conditions stipulated hereunder.

3.2 In case of direct or indirect transfer, assignment or disposal by any other form of the total or part of the shares and/or subscription rights, or other securities convertible or which may be transformed into or swapped for shares, which represent during the effective period of this SHAREHOLDERS' AGREEMENT, fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY**, **BNDESPAR** may elect to sell its share interest, in part or in whole, together with the shares held by the **CONTROLLING SHAREHOLDER**, under the same price, conditions and payment. If the offer has different terms for the transfer, assignment or disposal of different types and classes of shares, the total number of shares shall be purchased at the best conditions offered.

3.3 If the **CONTROLLING SHAREHOLDER** wishes to transfer the total or part of its shares and/or subscription rights, or other convertible securities or which may be transformed into or swapped for shares, representing during the effective period of this SHAREHOLDERS' AGREEMENT, fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY** to a third-party ("Bidder"), it shall necessarily give written notice of its intent to **BNDESPAR**, specifying in the notification for exercise of joint sale rights ("Notification") the following:

(i) name and qualification of the Bidder, and if the Bidder is a company, the notification shall also identify the shareholders or partners who hold the control of the Bidder;
(ii) price and payment conditions;
(iii) lot of shares to be purchased;
(iv) other relevant conditions and terms of the bid; and
(v) manifestation of the **CONTROLLING SHAREHOLDER** regarding acceptance of the bid.

3.4 **BNDESPAR** shall have thirty (30) days, as from the date of receipt of the Notification, to inform the **CONTROLLING SHAREHOLDER**, in writing, of its interest to exercise, in part or in whole, the joint sale right mentioned in item **3.2** above, in relation to its shares.

3.5 The total or part of the shares representing fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY** mentioned in item **3.2** above, shall not be the object of lien or charge without the previous express agreement of **BNDESPAR**, and **BNDESPAR** shall have a period of forty-five (45) days to give such agreement, after which it shall be deemed as given.

3.6 Common shares held and those which may come to be held by the **CONTROLLING SHAREHOLDER** during the effectiveness of this SHAREHOLDERS' AGREEMENT, in excess of fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY**, as mentioned in item **3.2** of this CLAUSE, may be disposed of or be the object of lien or charge, and in this case **BNDESPAR** shall not be allowed to exercise the joint sale right foreseen in this Clause.

CLAUSE FOUR

OBLIGATIONS OF THE CONTROLLING SHAREHOLDER

4.1. The **CONTROLLING SHAREHOLDER** undertakes to exercise its voting rights to assure the election of one (1) member appointed by **BNDESPAR** to compose the Board of Directors of the **COMPANY**.

4.2. The **CONTROLLING SHAREHOLDER** further agrees to:

a) refrain from entering any other SHAREHOLDERS' AGREEMENT or any other instrument that may condition or that restricts the exercise of its voting rights in the **COMPANY,** without the prior express approval of the **PARTIES.** This provision applies, also, to any SHAREHOLDERS' AGREEMENT, which the **CONTROLLING SHAREHOLDER**, directly or through a company controlled by it may enter into with third parties due to the acquisition of equity interest in **PORTUCEL –Companhia Produtora de Pasta e Papel S/A.**

b) cause the **COMPANY** to issue call notice to **BNDESPAR** up to twenty (20) days before any and all General Meeting of the Shareholders and up to ten (10) days before the Ordinary Meeting of the Board of Directors, sending also, together with the call notice, the documents relating to the meeting;

c) cause the **COMPANY** to pay dividends, within a maximum period of sixty (60)days, as from the date of the respective resolution of the General Meeting adjusted for inflation according to the variation of the Consumer Price Index – IPC [*Índice de Preços ao Consumidor – IPC]*, assessed by the *Instituto Brasileiro de Geografia e Estatística-IBGE*, as from the closing month of the fiscal year, up to the effective payment, within the shorter periodicity allowed by law. Should another index that not the IPC be established for the purpose of application of funds related to the Social Integration Program [*Programa de Integração Social – PIS*] and to the Public Service Employees Saving Program [*Programa de Formação do Patrimônio do Servidor Público – PASEP*], the adjustment for inflation shall be made using this new index or a similar index elected by *Banco Nacional de Desenvolvimento Econômico e Social - BNDES*, to be used for the operations of the whole BNDES system, and which preserves the true currency value;

d) not approve, nor allow approval by failure to act, without the prior express approval of BNDESPAR, any matter regarding which Law No. 6404/76 establishes the requirement for special quorum, whether for installation of the General Meeting of Shareholders on first call or for approval of resolutions. **BNDESPAR** shall exercise its right of veto regarding the matters referred to in this item in a reasonable manner.

e) not approve, nor allow approval by failure to act, any amendment of the Bylaws in force that changes the maximum number of the members of the Board of Directors of the **COMPANY**.

CLAUSE FIVE

MANAGEMENT RULES

5.1. For as long as this Agreement is in force, the **COMPANY** undertakes before **BNDESPAR** to comply with the following conditions:

a) pay on their due dates all of its tax, labor and social security obligations and all contributions to the *Fundo de Participação PIS/PASEP* and to the *Fundo de Investimento Social - FINSOCIAL*;

b) provide evidence, whenever requested by **BNDESPAR,** that it is in good standing regarding compliance with current federal, state or municipal legislation;

c) provide evidence, whenever requested by **BNDESPAR,** of compliance with the norms in force regarding environmental preservation and control;

d) send to **BNDESPAR,** within sixty (60) of subscription of any shares by **BNDESPAR,** the respective minutes of the Meeting of the Board of Directors that ratified the capital increases, duly filed with the Commercial Registry of the State of São Paulo;

e) supply to **BNDESPAR** all clarifications requested, and also, from time to time, the following documents:

i - annually, up to the closing of the fiscal year, the Program-Budget for the following year;

ii - annually, within ninety (90) days of closing of the fiscal year, the analytical financial statements, accompanied by the explanatory notes, Management Report and Opinion of the Independent Auditors;

iii - monthly, analytical interim balance sheets;

iv - annually, up to December 10, the financial statements assessed as of October 31, for the purpose of equity method recognition as required by law. Such Financial Statements may be replaced by an interim balance sheet assessed on the same date, accompanied by a Comfort Letter subscribed by the Independent Auditors firm;

f) extend to the companies in which the **COMPANY** and/or the **CONTROLLING SHAREHOLDER** detain or participate directly or indirectly in the controlling interest, the same treatment given to the other companies in the market, if these enter into commercial operations with the **COMPANY**, its subsidiaries and affiliates;

g) mention the financial support of **BNDESPAR** on its disclosure plans when requested to do so by that institution;

h) enforce compliance by its subsidiaries, before **BNDESPAR,** with the provisions contained in this Agreement, especially those referred to in this Clause.

CLAUSE SIX

COMPULSORY PURCHASE AND SALE

6.1. In case of noncompliance before **BNDESPAR** with any of the obligations assumed under this **AGREEMENT** by the **CONTROLLING SHAREHOLDER** or by the **CONTROLLING SHAREHOLDERS** of **NEMOFEFFER,** as well as by the **COMPANY,** the party at fault shall be warned by **BNDESPAR** to restore the situation to its previous condition within sixty (60) days so that the action impugned be rendered ineffective.

If the situation is not restored to its previous condition, due to reasons imputable solely to the **COMPANY** or to its **CONTROLLING SHAREHOLDER,** or which as deemed by **BNDESPAR** are not properly justified, or if the effects of the action performed by the party at fault are such that, even if the situation is restored to its previous condition there will still be losses to **BNDESPAR** affecting its equity position, then **BNDESPAR** may, according to the seriousness of the fault, demand that the party at fault acquires and pays in full within sixty (60) days, all shares held by **BNDESPAR** in the capital stock of the **COMPANY,** at the highest price assessed by the following criteria:

a) higher value of the daily weighted average per volume of the share price quoted by Stock Exchanges, obtained in the thirty (30) last floor trades made;

b) issue value of the shares of **BAHIA SUL** paid by **BNDESPAR,** such shares having been swapped for shares of the **COMPANY**, under the Public Offering for Swap as mentioned in item **2.3** above, added by the issue value of the shares of the **COMPANY** paid by **BNDESPAR** in subsequent increases of the capital stock; these prices shall be adjusted for inflation according to the variation of the Consumer Price Index – IPC of the IBGE, plus interest at the rate of twelve percent (12%) per year, monthly capitalized, counted as from the respective realization dates by **BNDESPAR**; from this amount will be deducted the value of the dividends to be paid, adjusted for inflation and added by interest by the same index and at the same rate and form mentioned above, and also adjusted to any stock bonuses received by BNDESPAR in the period considered.

Should another index that not the IPC be established for the purpose of application of funds related to the Social Integration Program [*Programa de Integração Social – PIS*] and to the Public Service Employees Saving Program [*Programa de Formação do Patrimônio do Servidor Público – PASEP*], the adjustment for inflation shall be made using this new index or a similar index elected by *Banco Nacional de Desenvolvimento Econômico e Social - BNDES*, to be used in the operations of the whole BNDES system, and which preserves the true currency value.

c) net equity per share, assessed according to article 45, of Law No. 6404/76.

6.2. In case of default relating to the preservation of share control, **BNDESPAR** may also opt for the value equivalent to the amount of the transfer, assignment or disposal, for the compulsory purchase of all shares owned by it in the capital stock of the **COMPANY.**

6.3. If the defaulting party is notified by letter sent through the Register Office of Deeds and Documents to purchase the shares of **BNDESPAR,** and if such party fails to do so within sixty (60) days of the notification, it shall be subject also to the payment of a conventional fine of ten percent (10%) over the total value of the shares of **BNDESPAR** as mentioned in item **6.2.**,above.

6.4. Any inaccuracy in the Statement of Fact mentioned in Clause One shall subject the party at fault to the provisions of the previous items.

6.5. The default of any obligation undertaken by the **CONTROLLING SHAREHOLDER** or by the **COMPANY** towards **BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL - BNDES**, and/or by any of its subsidiaries under this Agreement, as well as under other instruments executed with **BNDESPAR,** shall also subject the party at fault to the provisions of this Clause. All the terms and conditions provided in this Clause are also applicable to this item, especially those referred to in item 6.1 above .

6.6. The provisions of this Clause do not suppress the right of **BNDESPAR** to opt for the specific execution of the defaulted obligations as entitled under Paragraph Three, Article 118, of Law No. 6404/76.

CLAUSE SEVEN

FILINGS

7.1. The **COMPANY** undertakes to record this **SHAREHOLDERS' AGREEMENT** in its Register Book and in the Share Certificates as required by law, observing the provisions of item **7.1.1** below:

> **7.1.1** In the Registered Shares Register of the **COMPANY**, on the margin of the record of the shares owned by the **CONTROLLING SHAREHOLDER**, corresponding to at least fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY,** as well as in the respective share certificates an annotation shall be made to read as follows: "The operation or transfer, under whatsoever title of these shares is subject to the charges and regime of the **SHAREHOLDERS' AGREEMENT**, executed on December 10, 2002, between **BNDES PARTICIPAÇÕES S.A. – BNDESPAR** and **NEMOFEFFER S.A.**, subject otherwise to the transaction being null and void ".

7.2. The **COMPANY,** undertakes to enforce full compliance with and performance of this AGREEMENT, reviewing and allowing the **PARTIES** to fully review all the acts related herewith.

7.3. The **COMPANY** agrees to promptly inform the **PARTIES** about any act, fact or omission, that may constitute a breach of this **AGREEMENT**, as well as to take any action as required by any supervening law for its effectiveness and validity.

7.4. The **COMPANY** shall not record any transfer, assignment, encumbrance or any other action that may imply disposal of the shares in breach of the provisions of Clause Three to whomsoever, without prior express evidence of fulfillment of all the obligations under this **AGREEMENT**.

CLAUSE EIGHT
EFFECTIVE DATE

8.1 This **AGREEMENT** shall be effective as from the date of execution and shall remain effective while **BNDESPAR** remains a shareholder of the **COMPANY** with a share interest of not less than five percent (5%) of the capital stock.

8.2. This **AGREEMENT**, which is binding upon the signatories, their heirs and successors shall not prevail, however, in relation to any purchasers of preferred shares issued by the **COMPANY** and owned by **BNDESPAR**.

CLAUSE NINE
COURT

9.1. The Court of this city of Rio de Janeiro, state of Rio de Janeiro, is elected for the settlement of any dispute which may arise from the interpretation of this **AGREEMENT**.

Having thus agreed, the parties execute this instrument in nine (9) counterparts of same form and content and for one sole purpose, together with the witnesses below.

The pages of this instrument are initialed by Fernando Américo de Rezende Neto, Lawyer, as authorized by the legal representatives of **BNDESPAR** who have signed it.

Rio de Janeiro, December 10, 2002.

For BNDES PARTICIPAÇÕES S.A. - BNDESPAR:

Eleazar de Carvalho Filho – President-Director - BNDESPAR

Wallim Vasconcellos – Director -BNDESPAR

For CONTROLLING SHAREHOLDER:

David Feffer **Daniel Feffer**

For the CONTROLLING SHAREHOLDERS of NEMOFEFFER S.A:

DAVID FEFFER **DANIEL FEFFER**

JORGE FEFFER	**RUBEN FEFFER**
BETTY VAIDERGON FEFFER	**FANNY FEFFER**

For the INTERVENIENT:

Murilo Cesar Lemos dos Santos Passos	**Bernardo Spigel**

WITNESSES:

FILE N° 82-3550

SHAREHOLDERS AGREEMENT BETWEEN BNDES PARTICIPAÇÕES S.A.- BNDESPAR, NEMOFEFFER S.A. AND THE CONTROLLING SHAREHOLDERS OF THE LATER, WITH THE INTERVENIENCE OF COMPANHIA SUZANO DE PAPEL E CELULOSE, AS FOLLOWS:

I. **BNDES PARTICIPAÇÕES S.A. - BNDESPAR**, a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social - BNDES, with headquarters in Brasília, DF, and service office in Rio de Janeiro (RJ), at Avenida República do Chile No. 100, 20° andar, corporate taxpayer (CNPJ/MF) No. 00.383.281/0001-09, duly represented in accordance with its Bylaws, hereinafter referred to simply as **BNDESPAR** and;

II. In its capacity as **CONTROLLING SHAREHOLDER,** as it is hereinafter referred to, **NEMOFEFFER S.A.**, a corporation with headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355 – 9° andar - parte, corporate taxpayer (CNPJ/MF) No. 60.651.809/0001-05, duly represented in accordance with its Bylaws;

III. In their capacity as **CONTROLLING SHAREHOLDERS of NEMOFEFFER S.A.,** as they are hereinafter referred to:

- DAVID FEFFER, Brazilian, married, industrial, bearer of ID-RG No. 4.617.720-6-SSP/SP and Individual Taxpayer (CPF/MF) No. 882.739.628-49, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9° andar - São Paulo/SP.

- **DANIEL FEFFER** - Brazilian, married, lawyer, bearer of ID-RG No. 4.617.718-SSP/SP and Individual Taxpayer (CPF-MF) No. 011.769.138-08, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9o andar – São Paulo/SP.

- JORGE FEFFER, Brazilian, married, business administrator, bearer of ID-RG No. 4.617.719-X SP, and Individual Taxpayer (CPF/MF) No. 013.965.718-50, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9° andar - São Paulo/SP.

- RUBEN FEFFER, Brazilian, married, business administrator, bearer of ID-RG No. 16.988.323-1 SP, and Individual Taxpayer (CPF/MF) No.157.423.548-60, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9° andar - São Paulo/SP.

- BETTY VAIDERGORN FEFFER, Brazilian, widow, housewife, bearer of ID-RG No. 2.009.990 SP, and Individual Taxpayer (CPF/MF) No. 011.769.348-05, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9° andar - São Paulo/SP.

- **FANNY FEFFER**, Brazilian, divorced, businesswoman, bearer of ID-RG No. 1.084.877 SP, and Individual Taxpayer (CPF/MF) No. 688.071.208-87, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 - 10° andar - São Paulo/SP.

IV. And as **INTERVENIENT PARTY, COMPANHIA SUZANO DE PAPEL E CELULOSE,** a corporation with headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 5° ao 10° e 12° andares, corporate taxpayer (CNPJ/MF) No. 60.651.726/0001-16, with Bylaws duly registered in the Commercial Registry of the State of São Paulo ("JUCESP") under NIRE No. 3530015398, hereinafter referred to as **COMPANY**;

have agreed to enter this **SHAREHOLDERS' AGREEMENT**, according to the following clauses and conditions:

CLAUSE ONE

STATEMENT OF FACT

1.1 The **CONTROLLING SHAREHOLDER** states that, except for this instrument, there is no other **SHAREHOLDERS' AGREEMENT** intended for regulating their association. If any other **SHAREHOLDERS' AGREEMENT** is entered into in the realm of the **COMPANY**, as well as those that may be executed due to the acquisition of equity interest in **PORTUCEL** – Companhia Produtora de Pasta e Papel S/A, it is hereby agreed that, in case of conflict between the provisions of this Agreement and of any other **SHAREHOLDERS' AGREEMENT**, for as long as this Agreement is in force, its provisions shall always prevail.

1.2. The **COMPANY** represents that it is in good standing regarding all federal, state and local taxes and fiscal and parafiscal contributions and charges.

1.3. The Bylaws of the **COMPANY** are those approved by the Extraordinary General Meeting held on September 3, 2002, a copy of which is attached as Sole Appendix, with changes in its capital stock approved by the Meeting of the Board of Directors of the **COMPANY**, held on September 20, 2002.

1.4. As of November 16, 2002, the capital stock of the **COMPANY** was distributed as follows:

Shareholder	Common		Preferred		Grand Total	
	Thousand Shares	%	Thousand Shares	%	Thousand Shares	%
NEMOFEFFER S.A.	97,364.17	99.99	136.42	0.09	97,500.58	37.71
BNDES PARTICIPAÇÕES S..A.- BNDESPAR	-	-	32,590.14	20.22	32,590.14	12.61

Shareholder	Common		Preferred		Grand Total	
	Thousand Shares	%	Thousand Shares	%	Thousand Shares	%
J.P.MORGAN INTERNATIONAL INC.	-	-	22,678.00	14.07	22,678.00	8.77
ESPÓLIO DE LEON FEFFER	-	-	13,651.25	8.47	13,651.25	5.28
CXA.PREV.FUNC.BCO.DO BRASIL - PREVI	-	-	12,790.26	7.94	12,790.26	4.95
OUTROS	10.29	0,01	79,299.26	49.21	79,309.55	30.68
TOTAL	**97,374.46**	**100.00**	**161,14.32**	**100.00**	**258 ,519.78**	**100.00**

CLAUSE TWO

PURPOSE

2.1. The purpose of this **SHAREHOLDERS' AGREEMENT** is to establish the norms regulating the relationship and obligations arising from the share ownership of the **PARTIES** in the capital stock of **COMPANY,** according to the terms of article 118 of Law No. 6404 dated December 15, 1976.

2.2. The **PARTIES** agree that the compliance with the norms established in this SHAREHOLDERS' AGREEMENT is in the best interests of the **COMPANY**, from an operational viewpoint, as well as to achieve their corporate objects.

2.3. The participation of **BNDESPAR** in the capital stock of the **COMPANY** results from the subscription of preferred shares issued by the **COMPANY,** paid up strictly in accordance with the terms and conditions of the Public Offering for the Swap of Preferred Shares made by Companhia Suzano de Papel e Celulose to the holders of preferred shares issued by Bahia Sul Celulose S.A. ("BAHIA SUL"), published in the *Gazeta Mercantil* newspaper on August 16, 2002, which had the purpose of allowing the operational consolidation of the pulp and paper businesses of the **COMPANY** with those of **BAHIA SUL,** such consolidation being of interest to the shareholders of the **COMPANY** and **BAHIA SUL.**

CLAUSE THREE

JOINT SALE RIGHTS

3.1. Unless **BNDESPAR** elects to exercise its joint sale rights as provided in item **3.2** below, any transfer of the share control of the **COMPANY** to third parties must have as condition precedent the formal adhesion, by the purchaser, to this SHAREHOLDERS' AGREEMENT, binding himself by all the terms and conditions stipulated hereunder.

3.2 In case of direct or indirect transfer, assignment or disposal by any other form of the total or part of the shares and/or subscription rights, or other securities convertible or which may be transformed into or swapped for shares, which represent during the effective period of this SHAREHOLDERS' AGREEMENT, fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY**, **BNDESPAR** may elect to sell its share interest, in part or in whole, together with the shares held by the **CONTROLLING SHAREHOLDER**, under the same price, conditions and payment. If the offer has different terms for the transfer, assignment or disposal of different types and classes of shares, the total number of shares shall be purchased at the best conditions offered.

3.3 If the **CONTROLLING SHAREHOLDER** wishes to transfer the total or part of its shares and/or subscription rights, or other convertible securities or which may be transformed into or swapped for shares, representing during the effective period of this SHAREHOLDERS' AGREEMENT, fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY** to a third-party ("Bidder"), it shall necessarily give written notice of its intent to **BNDESPAR**, specifying in the notification for exercise of joint sale rights ("Notification") the following:

(i) name and qualification of the Bidder, and if the Bidder is a company, the notification shall also identify the shareholders or partners who hold the control of the Bidder;
(ii) price and payment conditions;
(iii) lot of shares to be purchased;
(iv) other relevant conditions and terms of the bid; and
(v) manifestation of the **CONTROLLING SHAREHOLDER** regarding acceptance of the bid.

3.4 **BNDESPAR** shall have thirty (30) days, as from the date of receipt of the Notification, to inform the **CONTROLLING SHAREHOLDER**, in writing, of its interest to exercise, in part or in whole, the joint sale right mentioned in item **3.2** above, in relation to its shares.

3.5 The total or part of the shares representing fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY** mentioned in item **3.2** above, shall not be the object of lien or charge without the previous express agreement of **BNDESPAR**, and **BNDESPAR** shall have a period of forty-five (45) days to give such agreement, after which it shall be deemed as given.

3.6 Common shares held and those which may come to be held by the **CONTROLLING SHAREHOLDER** during the effectiveness of this SHAREHOLDERS' AGREEMENT, in excess of fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY**, as mentioned in item **3.2** of this CLAUSE, may be disposed of or be the object of lien or charge, and in this case **BNDESPAR** shall not be allowed to exercise the joint sale right foreseen in this Clause.

CLAUSE FOUR

OBLIGATIONS OF THE CONTROLLING SHAREHOLDER

4.1. The **CONTROLLING SHAREHOLDER** undertakes to exercise its voting rights to assure the election of one (1) member appointed by **BNDESPAR** to compose the Board of Directors of the **COMPANY**.

4.2. The **CONTROLLING SHAREHOLDER** further agrees to:

a) refrain from entering any other SHAREHOLDERS' AGREEMENT or any other instrument that may condition or that restricts the exercise of its voting rights in the **COMPANY,** without the prior express approval of the **PARTIES.** This provision applies, also, to any SHAREHOLDERS' AGREEMENT, which the **CONTROLLING SHAREHOLDER**, directly or through a company controlled by it may enter into with third parties due to the acquisition of equity interest in **PORTUCEL –Companhia Produtora de Pasta e Papel S/A.**

b) cause the **COMPANY** to issue call notice to **BNDESPAR** up to twenty (20) days before any and all General Meeting of the Shareholders and up to ten (10) days before the Ordinary Meeting of the Board of Directors, sending also, together with the call notice, the documents relating to the meeting;

c) cause the **COMPANY** to pay dividends, within a maximum period of sixty (60)days, as from the date of the respective resolution of the General Meeting adjusted for inflation according to the variation of the Consumer Price Index – IPC [*Índice de Preços ao Consumidor – IPC]*, assessed by the *Instituto Brasileiro de Geografia e Estatística-IBGE*, as from the closing month of the fiscal year, up to the effective payment, within the shorter periodicity allowed by law. Should another index that not the IPC be established for the purpose of application of funds related to the Social Integration Program [*Programa de Integração Social – PIS*] and to the Public Service Employees Saving Program [*Programa de Formação do Patrimônio do Servidor Público – PASEP*], the adjustment for inflation shall be made using this new index or a similar index elected by *Banco Nacional de Desenvolvimento Econômico e Social - BNDES*, to be used for the operations of the whole BNDES system, and which preserves the true currency value;

d) not approve, nor allow approval by failure to act, without the prior express approval of BNDESPAR, any matter regarding which Law No. 6404/76 establishes the requirement for special quorum, whether for installation of the General Meeting of Shareholders on first call or for approval of resolutions. **BNDESPAR** shall exercise its right of veto regarding the matters referred to in this item in a reasonable manner.

e) not approve, nor allow approval by failure to act, any amendment of the Bylaws in force that changes the maximum number of the members of the Board of Directors of the **COMPANY**.

CLAUSE FIVE

MANAGEMENT RULES

5.1. For as long as this Agreement is in force, the **COMPANY** undertakes before **BNDESPAR** to comply with the following conditions:

a) pay on their due dates all of its tax, labor and social security obligations and all contributions to the *Fundo de Participação PIS/PASEP* and to the *Fundo de Investimento Social - FINSOCIAL*;

b) provide evidence, whenever requested by **BNDESPAR,** that it is in good standing regarding compliance with current federal, state or municipal legislation;

c) provide evidence, whenever requested by **BNDESPAR,** of compliance with the norms in force regarding environmental preservation and control;

d) send to **BNDESPAR,** within sixty (60) of subscription of any shares by **BNDESPAR,** the respective minutes of the Meeting of the Board of Directors that ratified the capital increases, duly filed with the Commercial Registry of the State of São Paulo;

e) supply to **BNDESPAR** all clarifications requested, and also, from time to time, the following documents:

i - annually, up to the closing of the fiscal year, the Program-Budget for the following year;

ii - annually, within ninety (90) days of closing of the fiscal year, the analytical financial statements, accompanied by the explanatory notes, Management Report and Opinion of the Independent Auditors;

iii - monthly, analytical interim balance sheets;

iv - annually, up to December 10, the financial statements assessed as of October 31, for the purpose of equity method recognition as required by law. Such Financial Statements may be replaced by an interim balance sheet assessed on the same date, accompanied by a Comfort Letter subscribed by the Independent Auditors firm;

f) extend to the companies in which the **COMPANY** and/or the **CONTROLLING SHAREHOLDER** detain or participate directly or indirectly in the controlling interest, the same treatment given to the other companies in the market, if these enter into commercial operations with the **COMPANY**, its subsidiaries and affiliates;

g) mention the financial support of **BNDESPAR** on its disclosure plans when requested to do so by that institution;

h) enforce compliance by its subsidiaries, before **BNDESPAR,** with the provisions contained in this Agreement, especially those referred to in this Clause.

<u>**CLAUSE SIX**</u>

<u>**COMPULSORY PURCHASE AND SALE**</u>

6.1. In case of noncompliance before **BNDESPAR** with any of the obligations assumed under this **AGREEMENT** by the **CONTROLLING SHAREHOLDER** or by the **CONTROLLING SHAREHOLDERS** of **NEMOFEFFER,** as well as by the **COMPANY,** the party at fault shall be warned by **BNDESPAR** to restore the situation to its previous condition within sixty (60) days so that the action impugned be rendered ineffective.

If the situation is not restored to its previous condition, due to reasons imputable solely to the **COMPANY** or to its **CONTROLLING SHAREHOLDER,** or which as deemed by **BNDESPAR** are not properly justified, or if the effects of the action performed by the party at fault are such that, even if the situation is restored to its previous condition there will still be losses to **BNDESPAR** affecting its equity position, then **BNDESPAR** may, according to the seriousness of the fault, demand that the party at fault acquires and pays in full within sixty (60) days, all shares held by **BNDESPAR** in the capital stock of the **COMPANY,** at the highest price assessed by the following criteria:

a) higher value of the daily weighted average per volume of the share price quoted by Stock Exchanges, obtained in the thirty (30) last floor trades made;

b) issue value of the shares of **BAHIA SUL** paid by **BNDESPAR,** such shares having been swapped for shares of the **COMPANY**, under the Public Offering for Swap as mentioned in item **2.3** above, added by the issue value of the shares of the **COMPANY** paid by **BNDESPAR** in subsequent increases of the capital stock; these prices shall be adjusted for inflation according to the variation of the Consumer Price Index – IPC of the IBGE, plus interest at the rate of twelve percent (12%) per year, monthly capitalized, counted as from the respective realization dates by **BNDESPAR**; from this amount will be deducted the value of the dividends to be paid, adjusted for inflation and added by interest by the same index and at the same rate and form mentioned above, and also adjusted to any stock bonuses received by BNDESPAR in the period considered.

Should another index that not the IPC be established for the purpose of application of funds related to the Social Integration Program [*Programa de Integração Social – PIS*] and to the Public Service Employees Saving Program [*Programa de Formação do Patrimônio do Servidor Público – PASEP*], the adjustment for inflation shall be made using this new index or a similar index elected by *Banco Nacional de Desenvolvimento Econômico e Social - BNDES*, to be used in the operations of the whole BNDES system, and which preserves the true currency value.

c) net equity per share, assessed according to article 45, of Law No. 6404/76.

6.2. In case of default relating to the preservation of share control, **BNDESPAR** may also opt for the value equivalent to the amount of the transfer, assignment or disposal, for the compulsory purchase of all shares owned by it in the capital stock of the **COMPANY.**

6.3. If the defaulting party is notified by letter sent through the Register Office of Deeds and Documents to purchase the shares of **BNDESPAR,** and if such party fails to do so within sixty (60) days of the notification, it shall be subject also to the payment of a conventional fine of ten percent (10%) over the total value of the shares of **BNDESPAR** as mentioned in item **6.2.**,above.

6.4. Any inaccuracy in the Statement of Fact mentioned in Clause One shall subject the party at fault to the provisions of the previous items.

6.5. The default of any obligation undertaken by the **CONTROLLING SHAREHOLDER** or by the **COMPANY** towards **BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL - BNDES**, and/or by any of its subsidiaries under this Agreement, as well as under other instruments executed with **BNDESPAR,** shall also subject the party at fault to the provisions of this Clause. All the terms and conditions provided in this Clause are also applicable to this item, especially those referred to in item 6.1 above .

6.6. The provisions of this Clause do not suppress the right of **BNDESPAR** to opt for the specific execution of the defaulted obligations as entitled under Paragraph Three, Article 118, of Law No. 6404/76.

CLAUSE SEVEN

FILINGS

7.1. The **COMPANY** undertakes to record this **SHAREHOLDERS' AGREEMENT** in its Register Book and in the Share Certificates as required by law, observing the provisions of item **7.1.1** below:

> **7.1.1** In the Registered Shares Register of the **COMPANY**, on the margin of the record of the shares owned by the **CONTROLLING SHAREHOLDER**, corresponding to at least fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY,** as well as in the respective share certificates an annotation shall be made to read as follows: "The operation or transfer, under whatsoever title of these shares is subject to the charges and regime of the **SHAREHOLDERS' AGREEMENT**, executed on December 10, 2002, between **BNDES PARTICIPAÇÕES S.A. – BNDESPAR** and **NEMOFEFFER S.A.**, subject otherwise to the transaction being null and void ".

7.2. The **COMPANY,** undertakes to enforce full compliance with and performance of this AGREEMENT, reviewing and allowing the **PARTIES** to fully review all the acts related herewith.

7.3. The **COMPANY** agrees to promptly inform the **PARTIES** about any act, fact or omission, that may constitute a breach of this **AGREEMENT**, as well as to take any action as required by any supervening law for its effectiveness and validity.

7.4. The **COMPANY** shall not record any transfer, assignment, encumbrance or any other action that may imply disposal of the shares in breach of the provisions of Clause Three to whomsoever, without prior express evidence of fulfillment of all the obligations under this **AGREEMENT**.

CLAUSE EIGHT
EFFECTIVE DATE

8.1 This **AGREEMENT** shall be effective as from the date of execution and shall remain effective while **BNDESPAR** remains a shareholder of the **COMPANY** with a share interest of not less than five percent (5%) of the capital stock.

8.2. This **AGREEMENT**, which is binding upon the signatories, their heirs and successors shall not prevail, however, in relation to any purchasers of preferred shares issued by the **COMPANY** and owned by **BNDESPAR**.

CLAUSE NINE
COURT

9.1. The Court of this city of Rio de Janeiro, state of Rio de Janeiro, is elected for the settlement of any dispute which may arise from the interpretation of this **AGREEMENT**.

Having thus agreed, the parties execute this instrument in nine (9) counterparts of same form and content and for one sole purpose, together with the witnesses below.

The pages of this instrument are initialed by Fernando Américo de Rezende Neto, Lawyer, as authorized by the legal representatives of **BNDESPAR** who have signed it.

Rio de Janeiro, December 10, 2002.

For BNDES PARTICIPAÇÕES S.A. - BNDESPAR:

Eleazar de Carvalho Filho – President-Director - BNDESPAR

Wallim Vasconcellos – Director -BNDESPAR

For CONTROLLING SHAREHOLDER:

David Feffer **Daniel Feffer**

For the CONTROLLING SHAREHOLDERS of NEMOFEFFER S.A:

DAVID FEFFER **DANIEL FEFFER**

JORGE FEFFER **RUBEN FEFFER**

BETTY VAIDERGON FEFFER **FANNY FEFFER**

For the INTERVENIENT:

Murilo Cesar Lemos dos Santos Passos **Bernardo Spigel**

WITNESSES: